8/2

05010491

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	**Virgin Mobile Holdings (UK) plc**
*CURRENT ADDRESS	**Willow Grove House** **Windsor Road** **White Horse Business Park** **Trowbridge Wiltshire BA140TQ**
**FORMER NAME	
**NEW ADDRESS	

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

FILE NO. 82- 34908 **FISCAL YEAR 2005** 3-31-05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE:08/16/05

82-34908

ARLS
3-31-05

ORDINARY

Virgin mobile

EXTRA-
ORDINARY

VIRGIN MOBILE LISTED ITS SHARES ON THE LONDON STOCK EXCHANGE IN JULY 2004, JUST FOUR AND A HALF YEARS AFTER LAUNCH. THE COMPANY HAS GROWN FROM AN UNTRIED IDEA, INTO A THRIVING, PROFITABLE BUSINESS WITH MORE THAN FIVE MILLION CONNECTIONS.

WELCOME

VIRGIN MOBILE HOLDINGS (UK) PLC
ANNUAL REPORT & ACCOUNTS 2005

Virgin Mobile Holdings (UK) plc
Annual Report & Accounts 2005

WE HAVE CONTINUED TO GROW BY WINNING CUSTOMERS WHO ARE ATTRACTED TO THE EXCEPTIONAL CONSUMER EXPERIENCE ASSOCIATED WITH THE VIRGIN BRAND.

OUR REPUTATION FOR DOING THINGS DIFFERENTLY AND GIVING OUR CUSTOMERS MORE VALUE, MORE SERVICE, AND MORE FUN, HAS MEANT THAT OUR BUSINESS HAS CONTINUED TO GAIN MARKET SHARE FROM OUR MAJOR COMPETITORS.

THIS ANNUAL REPORT EXPLAINS THE KEY TO OUR SUCCESS — OUR FOCUS ON BEING **A DIFFERENT KIND OF MOBILE COMPANY.**





A DIFFERENT KIND OF MOBILE COMPANY

IN OUR FIRST FIVE YEARS OF BUSINESS WE'VE GONE FROM STRENGTH TO STRENGTH. AS THE LEADING MOBILE VIRTUAL NETWORK OPERATOR IN THE UK, WE'VE PROVED THE VALUE OF BEING DIFFERENT.

What sets us apart?
Pretty much everything about Virgin Mobile singles us out as an extraordinary mobile operator.

When we set up the business in 1999, the UK mobile market was already one of the most competitive around. But in just five short years, we've proven that a fresh approach to service and a new way of thinking about what consumers really want can pay dividends – literally!

There's no great mystery to Virgin Mobile's approach. We are a marketing and service business: we focus on customers, not engineering; we focus on the brand experience, not technology. We give our customers what they want – not what's easiest for us to provide. And what our customers want is exactly what we stand for: value for money, outstanding service, great products and a sense of fun.

All of these qualities are what makes the Virgin Mobile brand distinctive. We had a huge advantage when we launched; we simply took an iconic consumer brand already known for challenging convention, and brought it to the mobile market. The story of Virgin Mobile demonstrates the rewards to be gained from a bold, fresh approach.

How we're different
There are five key areas that best illustrate how our business philosophy – our focus on an absolutely unique experience, both internally and externally – sets us apart from the crowd:

– At our company, as well as in our marketplace, we focus on **people**, not just numbers. We have a singular company culture, fuelled by excitement and passionate commitment. We believe our people should always come first: happy staff treat customers well, which helps to grow the business, creating shareholder returns. Simple.

A BRIEF HISTORY OF VIRGIN MOBILE

1999

NOVEMBER
Launches as UK's first virtual operator

2000

APRIL
Launches the world's first MP3 phone

NOVEMBER
Wins Best Network award at the Mobile Choice Consumer Awards

Passes **500,000** connections milestone

2001

APRIL
Launches in Northern Ireland

JUNE
Reaches **1 million** connections

AUGUST
EBITDA positive

OCTOBER
Wins Best Customer Service Award and Best Prepay Package – Mobile Choice Consumer Awards

Don't follow the crowd

At Virgin Mobile, we wanted to get away from blinkered, restrictive thinking about what makes a successful mobile telecoms operator – to find a new approach to business that would give our customers the freedom to be who they are and not who we want them to be.

Our products don't keep our customers penned in. The 'sheer' delight we bring them has made us the most successful mobile virtual network operator in the UK.

UNCONVENTIONAL

- The **Virgin brand** gives us a prominent profile in a crowded marketplace. The strong heritage and reputation of our brand is a powerful competitive advantage, and our distinctive approach to advertising, packaging, point-of-sale marketing and sponsorship has won many fans.

- Our **products** are innovative and industry-defining. We give our customers exactly the features and functionality they want, because we listen to what they have to say and tailor our offer accordingly. We've worked hard to make our service easy to sell, easy to buy, and easy to use.

- And we back everything up with market-leading, award-winning **customer service**. On pages 10 and 11, you can see what our customers themselves have to say about the Virgin Mobile approach.

- We have a different **business model**, which provides scalability and high cash returns in an industry traditionally characterised by accelerating capital investment. Our low-cost business model gives us a solid foundation of consistent profitability from our existing base, while being flexible enough to accommodate new and exciting areas of growth with minimal investment.

Over the following pages, we look at each of these five key Virgin Mobile differences in more detail.

2002

SEPTEMBER

Welcomes **2 million** connections

Wins Best Customer Service Award and Best Prepay Package – Mobile Choice Consumer Awards, for the second year in a row

DECEMBER

Reports full year profit

2003

APRIL

Voted one of Britain's Top 50 workplaces by the FT

AUGUST

Launches own-brand stores in partnership with Virgin Megastores

Surpasses **3 million** customers

OCTOBER

Wins Best Customer Service Award and Best Prepay Package – Mobile Choice Consumer Awards, for the third year running

2004

APRIL

Attracts **4 million** connections

Voted one of Britain's Top 50 workplaces by the Financial Times – again!

JULY

Successfully floats on the London Stock Exchange

DECEMBER

Reaches **5 million** connections!

2005

MARCH

Voted one of the UK's Top 100 Best Places to Work by Sunday Times

MAY

Launches into contract market with Virgin Mobile Pay Monthly

Wins Most Satisfied Prepay Customers in the UK by JD Power for the 2nd year running


Wish you were here


ESPAÑA
17-4-04-3
ESPAÑA

Hi Alex
Big thanks!
Having a great time,
See you Monday
Cheers
Pete

Alex Scott
Virgin Mobile
Willow Grove House
White Horse
Business Park
Trowbridge
Wiltshire BA14 0XH
ENGLAND

DIFFERENT CORPORATE CULTURE

WE PUT OUR PEOPLE FIRST. AS A RESULT, VIRGIN MOBILE HAS AGAIN BEEN VOTED ONE OF THE BEST PLACES TO WORK IN BRITAIN. THE FUN STARTS HERE...

Nowadays, statements like "Our most important asset is our people" have become clichés, drained of any real value. Lots of companies say it – we mean it. Virgin Mobile's people really are the heart and soul of the business... which is the reason creating a truly distinctive corporate culture has been integral to our strategy from day one.

In most companies, the acknowledged priority is shareholder returns. They work backwards from the bottom line, and their people are merely a commodity to get the job done. At Virgin Mobile, our focus is on people above all. We believe that if you put people first, everything else falls naturally into place. Happy, committed people deliver outstanding customer service; and outstanding customer service drives exceptional business performance, which in turn delivers strong shareholder returns. That's the Virgin Mobile approach.

We make every effort to acknowledge the value of our people by making a real difference to their working environment. We encourage our team to get the most out of their careers, and to enjoy being part of a successful company.

Our corporate culture encourages entrepreneurial thinking, as well as the ability to react quickly and creatively to changing market trends. Our recruitment, training and promotion procedures are all designed to make sure that our people are selected and rewarded on the basis of their merits and abilities. As a result, our staff are a highly-talented and motivated group of people.

This means going beyond basics like clear and fair terms of employment. We also provide a healthy, stimulating, working environment, competitive remuneration, a pension scheme in which we'll match employee contributions up to 7.5% of salary, a subsidised healthcare scheme, enhanced maternity and paternity benefits, and an annual bonus based on company and individual performance.

VOTED ONE OF THE
TOP 100
PLACES TO WORK IN BRITAIN
THREE YEARS RUNNING


CITY BREAK WINNER

Our staff enjoy a fun environment, an active development programme and a generous leave entitlement. We also encourage our employees to help reward their colleagues – including nominating one another for exceptional work to win a European weekend break each month, all expenses paid. ¡Que bueno!

HAPPY PEOPLE = HEALTHY BUSINESS

We also offer a few extras...
For example, all our employees receive a free Virgin Mobile phone as a matter of course; and all are members of the Virgin Group Tribe scheme, which offers a range of discounts on products and services from across the Virgin Group, as well as other organisations. We offer three additional days holiday after three years' service and after one year, our people are entitled to take a three month (unpaid) break. We encourage our staff to get involved in charity and community work, and provide an additional five sabbatical days each year for employees to take at their discretion.

We offer a confidential employee support line which provides advice and counselling services on everything from financial problems to personal issues. And the Virgin Mobile Learning Zone gives our people the chance to further their education across a broad range of subject areas. We also operate a 'thank you' scheme called 'SHOUT!', which lets our people nominate colleagues who've done a particularly good job. These exceptional employees get a chance to win a European weekend city break every month!

We're proud to have been recognised in 2003 and 2004 as "One of the Top 50 Companies to Work for in the UK" by the Financial Times, being ranked 22nd in both years, and in 2005 to have been included in The Sunday Times Top 100 Best Places to Work in Britain.

The biggest, and for many of our people, the best 'Thank You' we offer is our annual staff conference, at which everyone in the company gets together for a day to remember. The day is part work, part fun, and includes a strategy briefing and Q&A with top management, where staff get a chance to quiz the executive team on anything and everything. Then it's topped off by a party, over the weekend, where our people can celebrate our success with each other, their family and friends.

And we're always proud of the comments our own people have made about the difference the Virgin Mobile corporate culture makes to their lives.



JESSICA HILL
TEAM MANAGER

"COMING FROM A RETAIL BACKGROUND WHERE CUSTOMER SERVICE WASN'T A BIG PRIORITY, WORKING AT VIRGIN MOBILE IS A REAL BREATH OF FRESH AIR. WE HAVE A COMMITMENT TO CUSTOMER SERVICE THAT RUNS DEEP THROUGH ALL DEPARTMENTS HERE."

LAURA COGGINS
CUSTOMER SERVICE SPECIALIST

"IT'S THE LITTLE THINGS THAT MAKE IT WORTHWHILE WORKING HERE, LIKE RECEIVING A CHRISTMAS CARD FROM RICHARD BRANSON – IT MAKES ME FEEL VALUED BY THE WHOLE COMPANY."





PUT THE KETTLE ON

ADVERTISING

Our award winning TV advertising, along with press and point of sale marketing, are an integral part of our strong brand. This measured mix of mediums enables us to achieve maximum returns with minimum investment.


THERE'S NO TALENT QUITE LIKE HERS WHATSOEVER.
AND I DON'T EVEN WANT TO MENTION HER IN THE SAME BREATH
DOOR STATUS
OPEN
CLOSE
THE DEVIL MAKES WORK FOR IDLE THUMBS.

BREEDING LIKE RABBITS

DISTRIBUTION

Our ever-increasing distribution network has been key to our success over the past five years. Our effective approach allows us to have a prominent presence on the high street, with minimal investment. We now have 104 Virgin Mobile Stores throughout the UK, and our products are available in over 6,000 outlets.


WINTER
OFFERS



MADE FOR EACH OTHER

SPONSORSHIP

Salt and pepper, cheese and tomato, ham and eggs – some things are just meant to go together.
Our sponsorships focus on activities that ideally complement our dynamic and exciting brand. From Superbikes to music festivals we strive to connect with people with plenty of get-up-and-go.



V Festival 2005 will feature such stellar names as Scissor Sisters, Franz Ferdinand, Maroon 5 and Oasis.

DIFFERENT BRAND

THE VIRGIN BRAND IS ONE OF THE BEST-KNOWN IN THE UK. IT EMBODIES A FASHIONABLE, EXCITING AND IMAGINATIVE APPROACH TO BUSINESS... AND THE MORE EXCITING THINGS IN LIFE.

The Virgin brand is stylish, provocative, irreverent – a true original. But it's also well established, and has an aura of strength and credibility. It has a tremendous market heritage: people of all ages respond to it. This is an important asset for us – because we can achieve maximum returns from our advertising for a minimum investment.

Advertising
Our TV advertising has always been some of the most savvy and entertaining on the small screen. In January 2005, Busta Rhymes, one of the stars of our "The Devil Makes Work For Idle Thumbs" campaign, picked up the "Best Celebrity Gadget" award from What Mobile magazine. The campaign also won the 2004 Mobile News award for Best National PR/Advertising Campaign – a coveted gong we previously picked up in 2000 and 2001. And it's a tribute to the power of our market presence that readers of Mobile News also voted Virgin Mobile "Best Network Operator" – even though we don't operate our own network!

Distribution
Effective and targeted distribution has been key to our performance over the past five years. In a short space of time, we've built up a distribution network of around 6,000 sales outlets, with another 50,000 outlets selling our airtime.

We capitalise on the value of the Virgin brand by putting dedicated Virgin Mobile "stores within stores" inside 96 Virgin Megastores nationally. The majority of these stores are staffed by dedicated, expert Virgin Mobile people, and each store stocks the entire range of our products. This high-profile, high footfall presence is an effective marketing channel for us, consistently bringing in valuable customers. Our store within a store concept has proved itself so successful, we have introduced Virgin Mobile Stores into several WH Smith outlets. We now have a total of 104 Virgin Mobile Stores throughout the UK. We are excited about potentially developing the concession franchise further.

The Virgin Mobile brand is also distinctive online and our website provides a 24 hour shop window for customers, consistently proving an efficient route to market. A number of recent Internet-based marketing initiatives have met with great success, and we will continue to develop this important, cost-effective distribution channel.

Virgin Mobile phones are available in specialist mobile retailers such as Carphone Warehouse, Phones 4U and The Link, and in such well-known high street stores as Woolworths, Comet, Argos, Sainburys, Tesco, and Asda.

Sponsorship
High-profile sponsorship keeps Virgin Mobile in the public eye. Our sponsorships focus on music and sports – on activities which are entirely at home with the Virgin brand: dynamic and exciting, and which create opportunities for bright new talent. We currently support a British Superbike team and the R6 cup, which is designed to find and promote young, up-and-coming talent to the main Superbikes circuit.

Virgin Mobile Louder is the name we use for all our music sponsorship activity. Through our partnership with Barfly, we help give promising bands a "leg up". Each month, we give a band the chance to tour all five Barfly venues on the Virgin Mobile Louder Tour. One of these bands will be given the opportunity to play at this year's V Festival.

Every summer, hundreds of thousands of music fans flock to the V Festival, for which we have acted as sponsor for the past five years. During that time, we've brought V Festival-goers innovations such as 'Text the Fest' on the main stage screens, and free beer for Virgin Mobile customers.



Our "Devil Makes Work For Idle Thumbs" campaign starring Busta Rhymes won the 2004 Mobile News award for Best National PR/Advertising Campaign.



was £79.99
now £59.99
was £99.99
£29.99
mobile
For all the info touch the screen below.
OUR BUNDLES LAST LONGER
£10 FREE AIRTIME WHEN YOU JOIN
JOIN
@WHSmith
3 FOR £20
WINTER SALE

Our distinctive point of sale and store branding has helped us establish a strong high street presence.



We currently support a British Superbike team and the R6 cup which is designed to find and promote young up-and-coming talent to the main Superbikes circuit.

NO HIDDEN COSTS

YOU COULDN'T RESIST –
WE SAID THERE WERE NO HIDDEN COSTS

DIFFERENT PRODUCTS

OUR OFFER GIVES VIRGIN MOBILE CUSTOMERS EXACTLY WHAT THEY'RE LOOKING FOR – HONESTY, FLEXIBILITY, AND GREAT VALUE – PLUS, OF COURSE, A LITTLE FUN.

Our success over the past five years reflects the fact that we're committed to giving our customers exactly what they want. We're particularly proud of having the most satisfied mobile customers in the UK for two years running, according to research published by JD Power & Associates in May 2004 and 2005. This independent study put Virgin Mobile straight in at number one for customer satisfaction among the UK's prepay mobile customers. Our lead in overall satisfaction was supported by being number one for customer service, cost of service, and offerings and promotions. A little extra care goes a long way… and we believe we've got our customer service just right.

At Virgin Mobile, we see our role as a Consumer Champion: putting consumers first by making our offer as clear and straightforward as we can. We believe that offering exceptional value isn't just a question of money; it's also about making life simpler.

For example, we were the first operator in the UK to abolish peak rates, as well as being the first to offer prepay airtime bundles where unused minutes roll over to the next month. And where Virgin Mobile leads, others often follow.

Flexibility

Our customers have many ways to run and pay for their account with us – but all offer the same core tariff and exceptional value for money.

Our standard pay-as-you-go tariff, 'Flex', lets customers top up when they need to with vouchers that never expire* – or they can use e-top ups, credit or debit cards. We offer customers the option of paying by direct debit each month, just as though they are on a contract, but without having anything to sign.

Virgin Mobile Bundles – a range of pre-paid bundled monthly airtime and texts – offers customers even better value airtime, and cheaper calls to other mobile networks, than our standard tariff.

And unlike other prepay operators, we let our customers carry over unused airtime for an extra month. Virgin Bundles start at just £7.50 for 40 minutes' airtime or 100 texts (or 20 minutes and 30 texts), up to £24 for 200 minutes or 800 texts (or 100 minutes and 200 texts).

* While connected to the network

FROM 3P TEXTS…


1p
1p
1p

TXT 4U

Whichever phone customers choose from our fashionable range, we charge only 3p for a text message sent to any other Virgin Mobile phone in the UK.



1 picture = 1,000 words

Most of our phones feature state-of-the-art cameras and picture messaging technology. Easier than keying in a thousand words…



Flex your muscles

Our prepay 'Flex' offering gives our customers the freedom to choose the way they want to pay – now that's power.

Virgin Mobile Bites

The launch of Virgin Mobile Bites in August 2004 gave our customers a revolutionary new form of entertainment – bite-sized boredom busters delivered straight to their phones, any time, day or night. Virgin Mobile Bites lets our customers keep abreast of all the hottest celebrity gossip and the latest stories and opinions from the worlds of music, entertainment and sport.

Virgin Mobile Pay Monthly

On 1 May 2005, Virgin Mobile launched a new offer targeting the contract market. Again, we're challenging convention in favour of the consumer. Our new offer is the UK's only consumer contract offer that guarantees users either a reduction in their monthly charge, or the option to renew and receive a new phone at the end of their contract term. No other provider automatically reduces rates for their customers. Many let their customers continue paying the same fee beyond their initial contract term, even though they've paid for their handset.

The UK contract market is very strong, so it makes good business sense for us to extend our offer – some 20 million consumers in all, with a higher average spend profile than prepay customers. The contract market, representing approximately one-third of customers and two-thirds of total mobile revenues in the UK, is a substantial avenue for growth for Virgin Mobile.

The phones

We offer an extensive range of the very latest, most stylish mobile phones – many include cameras and music players – at sensible prices. Our proven business model and ever-growing customer base gives us valuable purchasing power with all of the leading manufacturers.

Our new "Hassle-free packages" make things easy – buy the phone together with a monthly airtime and text allowance for a set price. The first package we launched offered eight months' worth of minutes and texts with the latest phones.

Lobster

We're also about to launch our own Virgin Mobile branded phones! Our exclusive 'Lobster' range will offer cutting-edge handsets at competitive prices under the Virgin Mobile brand. The first of these – due in June 2005 – will be one of the smallest flip handsets available in Europe.

TO MULTIMEDIA FUN & GAMES



All singing, all dancing
Polyphonic and MP3 ringtones personalise customers' phones with a distinctive musical signature.



A little snack
Virgin Mobile Bites offers our entertainment-starved customers a way to bust boredom, with the hottest celebrity gossip and sports information sent straight to their phones.


3G

Coming soon...
Virgin Mobile will be launching phones and services that use 3G during 2005. Bringing our unique view of the market to the latest in consumer technology...

★★★★★★★★★★★★★★★★★★★★★★★★★★★★★★

BEST INDUCTION TRAINING EUROPEAN CALL CENTRE AWARDS 2002

★★★★★★★★★★★★★★★★★★★★★★★★★★★★★★

BEST CUSTOMER SERVICE MOBILE CHOICE AWARDS 2001, 2002, 2003 & 2004

★★★★★★★★★★★★★★★★★★★★★★★★★★★★★★

SERVICE EXCELLENCE AWARD, BEST RETAIL & CONSUMER SERVICES CATEGORY, 2002, UNISYS/MANAGEMENT TODAY

★★★★★★★★★★★★★★★★★★★★★★★★★★★★★★

JD POWER & ASSOCIATES
NO.1 CUSTOMER SATISFACTION
UK PREPAY 2004 & 2005

★★★★★★★★★★★★★★★★★★★★★★★★★★★★★★

100 BEST COMPANIES
TO WORK FOR IN THE UK
SUNDAY TIMES 2005

★★★★★★★★★★★★★★★★★★★★★★★★★★★★★★

OUTSTANDING SERVICE TO THE
COMMUNITY BUSINESS AWARDS,
WEST OF ENGLAND
BUSINESS AWARDS

DIFFERENT CUSTOMER SERVICE

OUR PRODUCTS AND BRAND ARE BACKED UP BY THE BEST CUSTOMER SERVICE IN THE INDUSTRY. BUT YOU DON'T HAVE TO TAKE OUR WORD FOR IT – YOU CAN SEE WHAT OUR CUSTOMERS THEMSELVES HAVE TO SAY...

The key to delivering a truly unique customer experience is customer service. Superior customer care is the most important aspect of our operations – and we're delighted to say that it shows!

Attention to the needs of our customers – in our role as the Consumer Champion – is at the heart of everything we do.

As well as abolishing the distinction between peak and off-peak call charges, we were the first mobile communications provider in the UK to offer a daily declining tariff. Our customers can text each other for just 3p per message; our products reflect our ability to understand our customers' needs.

This is supported by great service. We're proud to have won many awards for our dedication to customer care. We consistently rate highly in customer satisfaction surveys, and we have won the Best Customer Service award from Mobile Choice magazine for each of the past four years.

Our customers are the most satisfied in the industry, according to JD Power & Associates. This independent survey ranked Virgin Mobile as number one for customer satisfaction for prepay in the UK, and our customer service scores were miles ahead of our nearest competitor. This is the second year that Virgin Mobile has been eligible to participate in this survey and has come out a clear winner two years running – an exceptional achievement.

Further evidence of our commitment to providing great service is reflected in the fact that Virgin Mobile became a founding member of Otelo, the Telecommunications Ombudsman. This is an independent body set up to help customers resolve any problems with their service, if the need arises.


SIEMENS
A65
JEROME MASON
"I REALLY FELT LIKE THE PERSON ON THE OTHER END OF THE PHONE WANTED TO HELP ME WITH MY PROBLEM."
2 abc
4 ghi



PETER FAIRWEATHER

“I'M NOT ONE TO USUALLY SAY ANYTHING ABOUT SERVICE – BUT VIRGIN MOBILE'S IS FANTASTIC. KNOWLEDGEABLE, FRIENDLY AND NEVER PUSHY.”

Virgin Mobile Stores offer customers a unique experience and are the perfect environment to showcase our products and services. Customers feel relaxed and our staff make a point of being friendly but not 'salesy'. Our experts are open, honest and knowledgeable, and they help bring Virgin Mobile to life. Customers can try before they buy to see if the phone's right for them; they can set up Bites or Bundles, and our interactive kiosks show them what we have to offer.

We hand-pick our Virgin Mobile Stores staff. They're warm and friendly, they always give their best, they like talking to people... and we're proud of them!

GARY COLLINS

“IT'S GOOD TO KNOW THAT I'M IN CAPABLE, CARING HANDS. YOU DON'T COME ACROSS TOO MANY COMPANIES NOWADAYS THAT INSPIRE TRUST, BUT YOURS DOES.”





REBECCA JAMES

“THIS IS THE FIRST TIME I'VE BEEN SO IMPRESSED BY A COMPANY'S SHOP THAT I'VE HAD TO WRITE AND TELL THEM ABOUT IT. FANTASTIC!”





All comparisons are between pre-exceptional results for this year and pro forma, pre-exceptional results for the year ended 31 March 2004, unless otherwise noted. For a reconciliation of audited to pro forma results see page 34

DIFFERENT BUSINESS MODEL

HIGH PROFITABILITY, LOW COST – BY DESIGN

All according to plan

Unlike most of the competition, Virgin Mobile had the advantage of designing its business for the mass consumer market from a blank sheet of paper. Without the concerns of network constraints, rollout and investment, we were able to focus on the consumer from day one – a focus that's still the same today. Leveraging our understanding of the consumer market and the burgeoning prepay market, we have developed and implemented a business model that gives us a unique, consumer-focused position in the value chain, and a structural advantage over other major mobile operators.

As a mobile virtual network operator (MVNO), we benefit from a capital-light business model: we don't need to invest in network hardware, because through our partnership with T-Mobile, we have access – on excellent contractual terms for both sides – to billions of pounds' worth of state-of-the-art mobile network assets. This means that we enjoy the scale benefits of the network operators, without the investment and technology risk.

From strength to strength

The combination of our low cost-base, efficient access to network technology, award-winning customer service and extensive, powerful sales and distribution network provides a solid platform for profitable growth.

The proof is in our financial track record: while revenues have grown from £76.2 million to £521.3 million over the past five years, profit margins have also expanded, with our EBITDA margin reaching 19.2%* in 2005, and our operating free cash flow margin reaching 16.2%.

We believe we've put the pieces in place to create ongoing shareholder value – with a business model that's unique to the marketplace based on growth, growth and growth. We are able to continue to drive industry-leading top-line growth while delivering strong growth at the bottom line. Our capital-light model and tight working capital management enable us to have very strong cash conversion.

90-DAY ACTIVE CUSTOMER GROWTH


4,031.9
MAR 2003
SEPT 2003
MAR 2004
SEPT 2004
MAR 2005

REVENUES
£m


521.3
YEAR ENDED 31 MARCH 2004
YEAR ENDED 31 MARCH 2005

AVERAGE COST PER CUSTOMER†
£


2.77
2.13
YEAR ENDED 31 MARCH 2004
YEAR ENDED 31 MARCH 2005

† excludes depreciation

CAPEX
% SALES


3.1
2.1
YEAR ENDED 31 MARCH 2004
YEAR ENDED 31 MARCH 2005

HIGH

CUSTOMER GROWTH

Our strong operating leverage gives us an exceptionally solid financial base: revenues grow with our customers...

VIRTUAL NETWORK

Because we're not a network operator, we're free to focus on people, not hardware. We focus on our own people, through our singular Virgin Mobile culture; and we focus on our customers, by providing them the best customer service in the business.

It's all in the numbers

In the 2005 financial year ended 31 March, we grew our active customer base to over four million by adding over 791,000 net new customers. Meanwhile our service revenues grew by 16.2% for the year – representing industry-leading growth. These gains reflect an increase in market share in both customers and revenues – all with a minimum of investment.

As we've grown, we've kept our operating costs flat – excluding some incremental costs associated with our listing in July 2004 – *driving down our average cost per customer* by 23% while maintaining the best customer service in the industry. We are committed to strict operational discipline coupled with high standards of service. Meanwhile, our *unique model* allowed us to keep capital expenditure to just 2.1% of revenues, even as we aggressively added to our product range throughout the year.

Our unique ability to grow with minimal investment resulted in operating free cash flow of £84.5 million, or a margin of 16.2%.



...but our cost-base stays low.

OPERATING EXPENSES

LOW

*All comparisons are between pre-exceptional results for this year and pro forma, pre-exceptional results for the year ended 31 March 2004, unless otherwise noted. For a reconciliation of audited to pro forma results see page 34.

FINANCIAL SUMMARY

WITH A TOTAL OF 5,359,900 CONNECTIONS, 2005 SAW RAPID GROWTH IN CUSTOMERS, REVENUES, PROFITABILITY AND CASH FLOW.*

OVER 4 MILLION ACTIVE CUSTOMERS **+24.4%**	SUBSCRIBER ACQUISITION COSTS STABLE AT **£26**	TOTAL REVENUES OVER £500 MILLION **£521.3m**	SERVICE REVENUES **+16.2%**
LIKE-FOR-LIKE OPERATING COSTS UP **+0.5%**	OPERATING COSTS PER CUSTOMER REDUCED† **−23.1%**	EBITDA £100.3 MILLION **+27.4%**	EBITDA MARGIN EXPANSION TO 19.2% **+1.8pp**
OPERATING PROFIT £82.9 MILLION **+31.2%**	OPERATING PROFIT MARGIN OF 15.9% **+2.0pp**	UNDERLYING EPS 18.4P **+22.7%**	CAPITAL EXPENDITURE TO SALES **2.1%**
OPERATING FREE CASH FLOW **£84.5m**	LIKE-FOR-LIKE OPERATING FREE CASH FLOW MARGIN **20.7%**	RAPID DE-GEARING NET DEBT REDUCED TO **2.3X EBITDA**	PROPOSED INAUGURAL DIVIDEND PAYMENT PER SHARE **4.88p**

*All comparisons are between pre-exceptional results for this year and pro forma, pre-exceptional results for the year ended 31 March 2004, unless otherwise noted. For a reconciliation of audited to pro forma results see page 34

A WORD FROM THE CHAIRMAN

Dear Shareholder,

I am pleased to introduce Virgin Mobile's first Annual Report, and the Company's first set of full-year results since its flotation.

Our financial and operating performance this year is very encouraging and represents the fifth successive year of double-digit revenue and EBITDA growth for the business. EBITDA was up 27.4%* to £100.3 million for the year ended 31 March 2005 and operating profit grew 31.2% to £82.9 million.

We continue to demonstrate strong growth in our core prepay customer base, together with growing profitability and high levels of cash generation. Subject to shareholder approval, we have announced a dividend payment of 40% of pre-exceptional net income, paid as a final dividend at two thirds of the payout ratio for the year or 4.88 pence per share. The cash generating nature of our mobile virtual network operator (MVNO) model leaves us well positioned to deliver a progressive dividend policy going forward. For the financial year 2005/06, we will target a 50% payout ratio.

The Virgin Mobile business model has once again clearly demonstrated its robustness through these results. At its core is a commitment to deliver innovative, attractive and great value products and services to customers. We are recognised as offering the best customer service in the industry and are continually seeking new ways to strengthen that position.

This has been an eventful time in Virgin Mobile's history. Last year we successfully concluded negotiations to secure a new long-term contract with our network partner, T-Mobile. The deal we struck represents excellent value to all parties, giving Virgin Mobile a long-term competitive base and the freedom and flexibility to grow our business effectively.

The new contract helped to lay the foundations for listing the Company on the London Stock Exchange in July 2004. The Global Offering of 62.5 million shares raised gross proceeds of £125 million for the original shareholders. As well as creating a free market float of around 25% of Virgin Mobile's share capital, the Offering gave free company shares to all eligible employees – a special "thank you" to our talented and dedicated people, who play such a central and continuing part in our success.


"THIS YEAR REPRESENTS OUR FIFTH SUCCESSIVE YEAR OF DOUBLE-DIGIT REVENUE AND EBITDA GROWTH FOR THE BUSINESS."

Turning to the future, Virgin Mobile is very well-positioned to continue to grow revenues and earnings. We expect further growth in the prepay segment, through the development of new products, services and innovative distribution. We've also broadened our offer to encompass new areas of the market – in particular the consumer contract sector. These new areas offer exciting potential future growth prospects for the Company.

Virgin Mobile has a very effective business model, which translates our customer insight into innovative marketing and products. As we have shown this past year, we are able to increase sales rapidly without materially increasing our operating costs. This gives the business exceptional operating leverage. Our unique business model also benefits from very low levels of capital expenditure, enabling us to be highly cash generative as a business.

As a newly-floated company on the London Stock Exchange, my Board colleagues and I are firmly committed to delivering high standards of corporate governance. To this end, we expect to announce the appointment of a fourth independent non-executive director in the 2006 financial year.

Under the leadership of Tom Alexander and his colleagues, we are confident that the business will continue to grow value for our shareholders. Virgin Mobile has made an excellent start in its first year as a public listed company and we are looking forward to building on that success going forward.

Yours sincerely

Charles Gurassa

*All comparisons are between pre-exceptional results for this year and pro forma, pre-exceptional results for the year ended 31 March 2004, unless otherwise noted. For a reconciliation of audited to pro forma results see page 34

A WORD FROM THE CHIEF EXECUTIVE OFFICER

Dear Shareholder,

It's been a privilege in times past to have been able to report, year after year, that Virgin Mobile has had its best ever year. And with our first results as a public company, I'm delighted to say the tradition has continued. In a competitive market, our results show that the business continues to enjoy consistent customer growth, efficient cost management and consequently robust and increased profitability, reflecting the inherent strengths and scalability of the Company's business model.

Performance

We're very pleased to report such strong results. Total turnover for the year surpassed the half billion pound mark for the first time. And importantly, service revenues for the year were up 16.2%* to £457.6 million, reflecting continued strong customer growth. The top-line performance is particularly gratifying in light of the impact of the 30% Ofcom termination rate cuts which occurred in September 2004. Excluding the impact of the Ofcom decision, our underlying service revenue growth was 23.0%.

Growth in EBITDA outpaced our revenue growth, reflecting the strong operating leverage fundamental to our business model. EBITDA was up 27.4% to £100.3 million for the year ended 31 March 2005, and operating profits grew 31.2% to £82.9 million. We continued to enjoy margin improvement, with our EBITDA margin growing by 1.8pp to 19.2% and the operating profit margin improving by 2.0pp to 15.9%.

One of Virgin Mobile's key differentiators from the network competitors is our very light capital needs. We kept capital expenditure for the year to just 2.1% of revenues while aggressively expanding our innovative product range. Our ability to invest in growth without having to invest in a network infrastructure means we have one of the highest free cash flow margins in the industry; in FY 2005 our operating free cash flow was £84.5 million, which equates to a margin of 16.2%. And the like-for-like margin was even higher, at over 20%. This very favourable cash conversion profile allowed us to bring our net debt down to £234 million – just 2.3x EBITDA, from 3.9x a year ago.

The strong financial and operating progress we've made during the year is very encouraging, and we believe we have the model and targets in place to sustain ongoing growth.

Operations

The current contract with T-Mobile, which we entered into before the start of the year, has ensured a thriving partnership. The ensuing financial year was one of many highlights, including our successful July flotation, and the launch of a number of important products and services.

At the core of our business is our people's commitment to deliver outstanding service and value to our customers. We were therefore particularly pleased to win the prestigious JD Power & Associates survey for having the most satisfied customers in the UK – for the second year running. We won first place for overall customer satisfaction for prepay customers, and our customer service rating was head and shoulders above the rest. We're determined to build on this success and continue to excel in the future.


"THERE CONTINUE TO BE NEW AND INTERESTING AVENUES FOR GROWTH IN THE UK MARKETPLACE, AND VIRGIN MOBILE IS IN A STRONG POSITION TO TAKE ADVANTAGE OF THEM."

The past twelve months have seen us continue to demonstrate our commitment to offering the most practical and compelling products and services in the marketplace. We have rapidly advanced our product offering, with the launch of a number of innovative new offers, including Virgin Mobile Bites and Bundles, both of which serve as platforms for the development and distribution of new products in the future.

The most important of these new products and services arrived on 1 May 2005, with the launch of Virgin Mobile Pay Monthly, our entry into the contract market. This launch gives us access to one-third of the customers and two-thirds of the revenues in the UK mobile market. We believe this is a very exciting opportunity for growth.

Competition

The past year has seen continued evolution in the mobile marketplace, including the launch of niche virtual operators, and increasing marketing campaigns for 3G. And while competitors' marketing efforts have been intensive, they have had little impact on us . Indeed, Virgin Mobile has achieved the highest revenue growth among established players in the market. We are very pleased with our success, particularly in keeping our subscriber acquisition costs firmly under control within an aggressive marketing environment. This ability is testimony to the strength of the Virgin Mobile brand.

Our innovative approach to marketing and our unswerving commitment to the highest standards of customer care are all delivered by talented, passionate people. We believe that happy, motivated and ambitious employees help drive the success of our business. The value of this approach is demonstrated by our performance over the past five years, and it will continue to be at the heart of the way we do business going forward.

Future growth

Where do we go from here?
We have enjoyed great success in the prepay market – and we'll continue to do so. It remains a constant focus. There is still plenty of growth to come, as we continue to introduce innovative products that challenge market norms. Our superior customer service, an essential part of our strategy, differentiates us from our competitors. We're confident these advantages will continue to attract customers away from our competitors, while new services and technologies will help to increase the value of our existing profitable base.

The launch of our contract product on 1 May 2005 marks a significant step in expanding the Virgin Mobile offer, and is an investment in the ongoing growth of the business. We expect this investment to attract new customers, as well as being an important retention tool for our satisfied customers who want to switch to contract.

We have a solid base on which to build. We know we can count on our products, our proven commitment to customer service, and most of all, our talented, passionate, dedicated people, to ensure that we continue to capitalise on the many exciting opportunities the market offers.

Yours sincerely

Tom

Tom Alexander

All comparisons are between pre-exceptional results for this year and pro forma, pre-exceptional results for the year ended 31 March 2004, unless otherwise noted. For a reconciliation of audited to pro forma results see page 34

OPERATING REVIEW

This Operating Review is intended to provide existing and potential shareholders with a good understanding of our business. It outlines our performance during the financial year to 31 March 2005; provides information on our strategy and objectives; sets out our view of the current state and likely development of our industry; discusses the regulatory environment within which we operate; and describes our framework for running the business.

Overview of the UK's mobile industry

Growth in the UK mobile industry continues to exceed expectations, driven by growth in consumer take-up of multiple devices, the ongoing structural shift from fixed to wireless, and increasing adoption of new services. While penetration of mobile phones in the UK (measured in SIM connections) passed 100% in 2004, these factors and ongoing technological advances are expected to deliver growth that outpaces average economic growth.

While the UK market is competitive, market conditions are promising. Total UK wireless minutes increased by 16% in 2004[1]. Only 29% of the UK's outbound voice traffic was carried over wireless networks in 2004, up from 26% the previous year.

GROWTH IN THE UK MOBILE INDUSTRY CONTINUES TO EXCEED EXPECTATIONS, DRIVEN BY GROWTH IN CONSUMER TAKE-UP OF MULTIPLE DEVICES, THE ONGOING STRUCTURAL SHIFT FROM FIXED TO WIRELESS, AND INCREASING ADOPTION OF NEW SERVICES.

The shift from fixed to wireless is set to continue – a particularly important trend in the youth market, as more and more young people turn to their mobile as their primary phone. We think Virgin Mobile is ideally positioned to take advantage of this and other UK growth opportunities.

Over the past few years, there have been a number of new entrants to the UK mobile market, causing concerns about aggressive pricing among market commentators. Thus far, competitive pricing in the market has tended to be about tariff headlines, achieved by slicing and dicing rates offered for particular types of calls or messages. These types of complex pricing initiatives do not tend to induce a cross-industry response, but rather fuel an increasing scepticism among consumers toward tariffing claims.

UK WIRELESS TRAFFIC
(BILLIONS OF MINUTES)


93.93
106.13
122.95
2002
2003
2004

Wireless share of outgoing traffic

UK FIXED LINE
(BILLIONS OF MINUTES)


170.4
169.6
164.19
2002
2003
2004

Source: Strategy Analytics, December 2004

REVENUE PER MINUTE
UK MOBILE MARKET, 2002–2004


0.14
0.14
0.14
0.14
0.13
0.14
0.14
0.13
0.13
0.13
0.13
0.12
Q1'02
Q2'02
Q3'02
Q4'02
Q1'03
Q2'03
Q3'03
Q4'03
Q1'04
Q2'04
Q3'04
Q4'04

Source: Merrill Lynch, March 2005

OUR CORE PREPAY MARKET IS A VERY EXCITING PLACE TO BE, WITH REAL POTENTIAL FOR GROWTH.

Within this environment, our approach to pricing remains the same: to give our customers value for money in a straightforward and clear way. We do this by common sense pricing structures such as our daily declining call rates, having the only prepay bundles that allow unused minutes to be used the next month, and most recently the Virgin Mobile Pay Monthly contract package that has no month-13 catch.

While new entrants continue to come into the marketplace, Virgin Mobile's performance goes from strength to strength. Success in the UK mobile market is based on a combination of factors, rather than on price alone. As markets mature, our key strengths – great customer service, deep consumer insight and a strong brand image – are increasingly powerful differentiators.

We've thrived in this competitive marketplace since our launch five years ago. Our core prepay market is a very exciting place to be, with real potential for growth. Virgin Mobile's five million prepay connections represent only around 14% of the total prepay market of 36 million. Total market churn in 2004 was approximately 28%[1], providing a substantial addressable market for us. In addition, the previously untapped contract market is highly attractive: twenty million subscribers who account for two thirds of total mobile service revenues in the UK. Within a very active UK mobile market, our continuing momentum in prepay and our expansion into the contract market translate into compelling growth opportunities.

The business, its objectives and its strategy
Our Strategy

At the time of our IPO, we set out a clear aim to grow the business rapidly, and a defined strategy to achieve this:

- continue strong growth in customers and revenues;
- increase customer spending through product innovation;
- expand our efficient distribution network and customer reach;
- exploit our business model to continue to deliver high cash returns; and
- leverage our brand strength
- explore international opportunities

In the past year, we made significant, tangible progress in each of these areas. In the short term, our principal focus remains on exploiting the clear opportunities open to us in the UK prepay market, and on steady expansion into the contract market. We will also explore international opportunities in the medium term, subject to market attractiveness and rigorous investment criteria.

The following section outlines the operational and financial progress we made during the year.

1 Source: Strategy Analytics, December 2004

PREPAY CONNECTIONS SHARE (TOTAL UK CONNECTIONS 36m)


5m VIRGIN MOBILE CONNECTIONS

Source: Strategy Analytics, December 2004

UK MOBILE CONNECTIONS 2004


36m PREPAY CONNECTIONS
20m CONTRACT CONNECTIONS

Source: Strategy Analytics, December 2004

UK MOBILE REVENUES 2004


34% PREPAY CONNECTIONS
66% CONTRACT CONNECTIONS

Source: Internal Estimate

Continue strong growth in customers and revenues

Virgin Mobile has produced very robust growth in customer numbers within a competitive environment, as a result of our great value and innovation, superior consumer marketing, broad customer reach, strong brand and the best customer care in the industry. Total SIM connections reached 5,359,900 (FY04: 3,961,500). Our active customer base grew to 4,031,800 (FY04: 3,241,400), a 24.4% increase from a year ago.

Churn was higher at 17.5% (FY04: 14.0%), in line with industry trends. While being a well-understood cost of business, churn is also an important growth driver for Virgin Mobile, as we continue to attract customers away from our competitors.

During the year our growth was derived exclusively from the prepay market; our contract market product, Virgin Mobile Pay Monthly, was launched in May 2005, extending our presence into the largest market segment by revenue.

Rapidly increasing service offering

The expansion of our product range is a key driver of growth for Virgin Mobile, and we have made significant progress during the year. Our innovative approach to product development continues to differentiate us in the marketplace.

- In August 2004 we launched Virgin Mobile BITES, our cutting edge entertainment service and the platform for the delivery of value-added multimedia services. As a consequence, value-added services revenue rose by over 90% during the year.
- In October 2004, we launched Bundles, a platform which allows us to target a number of consumer segments. The Bundles product offers customers high-value bundles of voice minutes, texts, and picture messaging. This product enables us to target high-value prepay customers, both those new to Virgin Mobile and by offering value to our existing base. This important capability also serves as a technological platform for entry into the contract market.
- In November 2004, we launched our Hassle-free package, offering eight months' worth of minutes and texts packaged with a range of handsets. This is yet another example of our innovative approach to marketing, providing consumers with contract-type value without the need to sign a contract.
- The recent introduction of our Line Rental Rescue Kit served as the next phase of development for our contract platform, offering contract customers on other networks a simple way to transfer their phones to Virgin Mobile at an improved price.
- On 1 May 2005, Virgin Mobile announced the next phase of its evolution with the launch of 'Virgin Mobile Pay Monthly,' our entry into the contract market. This launch opens an avenue of substantial growth; the contract market represents approximately one third of mobile customers and two thirds of total mobile revenues in the UK.

90-DAY ACTIVE CUSTOMER GROWTH


2,168.4
2,503.5
3,241.5
3,603.7
4,031.9
MAR 2003
SEPT 2003
MAR 2004
SEPT 2004
MAR 2005

SUBSCRIBER ACQUISITION COSTS


£24
£30
£28
£24
£28
£23
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005
Q4 2005

Expanding Customer Reach

Effective distribution has been key to our performance throughout our operating history. In 2005, we continued to expand our distribution network in a highly efficient manner.

- We grew our total distribution network by 20%, adding our products to approximately 1,000 new outlets. Virgin Mobile products are now available from approximately 6,000 outlets throughout the UK.
- Virgin Mobile Stores now number 104, from 85 at H1 FY05 and just ten a year ago. This phase of the Virgin Mobile Store rollout is now complete, with ongoing opportunities for further expansion as the Virgin Megastores network grows. Our Stores continue to be a very effective distribution channel for Virgin Mobile, attracting high value customers.
- We expanded the Virgin Mobile Store concept in October 2004 with a pilot at eight WH Smith locations. We will continue to explore opportunities to further expand the Virgin Mobile Stores on the high street.
- We established an independent dealer network of 600 outlets, supplied through a number of distributors. We have also begun to distribute our products to dealers directly. This new channel has made a significant contribution to connections during the year.
- The Internet is also a very effective distribution point for Virgin Mobile. A number of Internet-based marketing initiatives during the year were very successful, and we will continue to develop this important, cost-effective distribution channel.

VIRGIN MOBILE STORES


MAR 04
10
HY05
85
MAR 05
104

AN ESSENTIAL COMPONENT OF OUR BRAND STRATEGY IS PROVIDING EXCELLENT CUSTOMER SERVICE.

Leveraging our brand strength

Virgin Mobile's brand is an important asset for the Company, allowing us to achieve broad consumer appeal with relatively low investment. Our total advertising and marketing spend for FY 2005 was just 4.4% of sales. We won a number of marketing awards during the period, demonstrating our brand's effectiveness:

- The top Gold Award at the IPA Advertising Effectiveness Awards 2004
- Best Ad Campaign for 'Idle Thumbs' at the Mobile Choice Consumer Awards in October 2004.

An essential component of our brand strategy is providing superior customer service. We consistently receive the highest ratings in the UK mobile market for our customer care, and we are delighted to have once again been recognised during the year in this important area.

- We achieved the highest customer satisfaction rating in the prepay market in the JD Power & Associates survey for 2004 and 2005, our first two years of inclusion. Our customer service rating in the survey was substantially ahead of all of our competitors.
- We also won Best Customer Service for the fourth year in a row at the Mobile Choice Consumer Awards 2004.

DURING THE YEAR WE WERE ABLE TO SUCCESSFULLY GROW TOP-LINE REVENUE AT INDUSTRY-LEADING RATES, GROW BOTTOM-LINE PROFITS AT IMPROVED MARGINS AND PROPOSE A MAIDEN DIVIDEND.

Exploit our business model to continue to deliver high cash returns

High cash conversion is a major strength of our business model. During the year, strong revenue growth and low levels of operational and capital expenditure generated operating free cash flow of £84.5 million. While this reflected a decline in operating free cash flow margin, the like-for-like margin increased by 2 percentage points, excluding the impact of a one-off employee bonus payment of £23.5 million in 2004.

The uniqueness of our business model is highlighted by the 27% decline in our capital expenditures to £10.8 million, representing only 2.1% of revenues. We were able to reduce our capex within a period of intense development, in which we added the bundles platform capability and launched a number of new products, including GPRS, MMS, Virgin Mobile BITES and Bundles.

During the year we were able to successfully grow top-line revenue at industry-leading rates, grow bottom-line profits at improved margins and propose a maiden dividend. We believe that our ability to invest in the future growth of our business while still growing profits and generating returns for shareholders is a key differentiator for Virgin Mobile.

Outlook

Our strategy to drive strong growth by leveraging our brand and differentiated approach to the market remains at the heart of our plans for the coming year. We further intend to maintain the firm operational discipline we have embedded throughout the organisation.

Revenue

During the forthcoming year we expect to continue to take advantage of growth opportunities in the UK and deliver mid-teens percentage year-on-year service revenue growth. This represents superior top-line growth. We will achieve this by continuing to drive growth in the prepay market while increasing our product reach and building on our contract offer following its successful launch on 1 May 2005.

Earnings

Exceptional operational leverage has been a highlight of the Virgin Mobile business model, with excellent financial management allowing us to maintain a stable operational cost base while delivering industry-leading revenue growth. This leverage is forecast to continue, despite our expansion and additional investment into the contract market. We will continue to drive down the cost to serve each customer, while remaining committed to best-in-class customer service. And while we expect profit margins in our core prepay business to remain very strong, acquisition investment into the contract market is expected to dilute EBIT margins, by between zero and one percentage points in the first year, with returns on that investment expected to reap benefits in the financial year 2006/07 and beyond.

Shareholder returns

Owing to the high cash conversion of our business model, we forecast a continuing reduction of the current net debt position. While this will bring our debt ratios down closer to those of our peers, we expect that we can deliver growing returns to shareholders through dividend payments. For the year ended 31 March 2005, we have proposed a maiden dividend based on 40% of pre-exceptional net income. Upon approval, this will be paid as a final dividend, at two thirds of the payout ratio, or 4.88p per share. We target a 50% payout ratio for the 2005/06 financial year.

DURING FY05/06, WE WILL INCREASINGLY ROLL 3G PHONES INTO OUR RANGE ON MERIT, AND WE WILL EVOLVE OUR SERVICE SET AS THE MARKET ITSELF DEVELOPS. WE HAVE THE FLEXIBILITY TO MONITOR MARKET DEVELOPMENTS, AND TO EXPAND WHEN WE BELIEVE CONSUMERS ARE READY.

3G Strategy

The initial rollout of 3G services in the UK market is underway. We're encouraged to see the emergence of these new services, however the consumer appetite for 3G is still developing gradually.

We believe there are several reasons for this gradual development, all of them related. True mass-market adoption starts when benefits are understood and compelling, and the product works well and is priced appropriately. 3G services and devices have not hit this point yet. Consumers are being asked to take a backward step in product size, weight, and battery life. Services are not generally compelling and are highly priced.

We expect the 3G product attributes to improve through 2005 and 2006. During FY 2005/06, we will increasingly roll 3G phones into our range on merit, and we'll evolve our service set as the market itself develops. We have the flexibility to monitor market developments, and to expand when we believe consumers are ready.

We also have the same freedom with other wireless technologies, for example, we aim to try mobile television within the next twelve months. We are continually investigating a variety of technological alternatives, as we strive to provide our customers with the most compelling, user-friendly products on the market.

There are a great many opportunities for growth in the UK market, particularly for Virgin Mobile, as we expand our product and service set and enter new market segments. We think this is an exciting time for the business, as opportunities and technologies develop in our core market.

*All comparisons are between pre-exceptional results for this year and pro forma, pre-exceptional results for the year ended 31 March 2004, unless otherwise noted. For a reconciliation of audited to pro forma results see page 34.

FINANCIAL REVIEW

We have prepared our statutory accounts for the twelve months ended 31 March 2005. On 14 May 2004, we changed our year-end from 31 December to bring it in line with other UK listed mobile operators. As a result, our comparative statutory period is for the three months ended 31 March 2004. Operating profit for the twelve months ended 31 March 2005 was £67.7 million* (including £15.2 million of exceptional operating costs) and for the three months ended 31 March 2004 was £22.7 million (including £1.0 million exceptional turnover). Profit after tax for the twelve months ended 31 March 2005 was £34.7 million and for the three months ended 31 March 2004 was £14.8 million.

On 29 January 2004, we entered into the TSA with our network provider, T-Mobile. Until 29 January 2004, under our previous telecommunications supply agreement, T-Mobile paid MSC, being a monthly amount based on the number of customers in that month, which we recognised as turnover. From that date, instead of paying MSC, T-Mobile now passes through the inbound revenue they receive from third parties in respect of inbound calls, or messages sent, to our customers, which we recognise as turnover. Also, under the new TSA, the charges we pay to T-Mobile for use of their network are different to the charges under the previous telecommunications supply agreement.

The following results and financial review are based on the statutory results for the twelve months ended 31 March 2005 (a period for which the new TSA was fully operational) compared to the results for the twelve months ended 31 March 2004, adjusted for the impact of the new TSA as if it had been operational from 1 April 2003 and adjusted so as to reflect a normalised effective tax rate (a reconciliation between audited results for the twelve months ended 31 March 2004 to the pro forma results for the twelve months ended 31 March 2004 is shown on pages 34 and 35). Each period excludes exceptional items so as to show the underlying performance of the business, unless otherwise stated.

	12 months ended 31 March 2005 £ million	Pro forma 12 months ended 31 March 2004 £ million	Change over pro forma prior period
Turnover			
Service revenue	457.6	394.0	16.2%
Equipment revenue	63.7	59.3	7.4%
Total turnover	521.3	453.3	15.0%
Gross profit			
Service margin	280.7	246.7	13.8%
Equipment margin	(61.0)	(51.0)	19.6%
Total gross profit	219.7	195.7	12.3%
Administrative expenses before depreciation	(119.4)	(117.0)	2.1%
EBITDA	100.3	78.7	27.4%
Depreciation	(17.4)	(15.5)	12.3%
Operating profit	**82.9**	**63.2**	**31.2%**

Revenue growth

Total revenue increased by 15.0%* to £521.3 million (FY04: £453.3 million), primarily due to the continued growth in our customer base.

Service revenue

	12 months ended 31 March 2005	Pro forma 12 months ended 31 March 2004	Change over pro forma prior period
Service revenue (£ million)	£457.6m	£394.0m	16.2%
Total connected sims (000s)	5,359.9	3,961.5	35.3%
Net connected sims additions (000s)	1,398.4	1,324.4	5.6%
Churn rate (%)	17.5%	14.0%	3.5pp
Total active customers (000s)	4,031.9	3,241.5	24.4%
Net active customer additions (000s)	790.4	1,053.1	(24.9%)
Annual ARPU (£)	£127	£147	(13.6%)
Annual MOU (minutes)	775	884	(12.3%)
Annual average SMS (SMS)	614	686	(10.5%)

Service revenue increased by 16.2% to £457.6 million (FY04: £394.0 million) primarily due to our strong customer growth. Rolling twelve month ARPU (average revenue per user) was £127 compared to £147 at 31 March 2004, remaining above average in the prepay market. Of the £20 decrease, £7 was due to a reduction in inbound revenue following the Ofcom interconnect rate ruling in September 2004. The balance of the reduction arises from Virgin Mobile's very high customer base growth during the past twelve months which has had the effect of diluting ARPU. This dilution of ARPU has slowed over the year with only £4 of the £13 dilution occurring in the second half. Very low incremental operating costs and low acquisition costs continue to ensure that we enjoy attractive profitability from incremental customers.

Equipment revenue

Equipment revenue increased by 7.4% to £63.7 million (FY04: £59.3 million) driven by the increase in our customer additions. We have continued our successful strategy where certain channel partners are incentivised to combine Virgin Mobile service packs with handsets (sourced by the channel, but approved by us), and sell the bundled package to end consumers. Service pack only dispatches to such channels for the year ended 31 March 2005 were 57% of total dispatches (FY04: 58%).

Gross profit

	12 months ended 31 March 2005 £ million	Pro forma 12 months ended 31 March 2004 £ million	Change over pro forma prior period
Service gross profit	280.7	246.7	13.8%
Equipment gross loss	(61.0)	(51.0)	19.6%
Total gross profit	219.7	195.7	12.3%
Service gross margin	61.3%	62.6%	(1.3pp)
Gross margin	42.1%	43.2%	(1.1pp)

Total gross profit increased by 12.3% to £219.7 million (FY04: £195.7 million), primarily due to the growth in our customer base.

Service gross profit

Service gross profit increased by 13.8% to £280.7 million (FY04: £246.7 million). Service gross margin declined to 61.3% (FY04: 62.6%). This decline was primarily the result of the Ofcom imposed termination rate cuts. Core service pricing remained unchanged during the year, and our 'Bundles' option was introduced at the half way stage. In terms of product mix, the revenue contribution of roaming and other value-added services rose by over 90%. While the margin gained on these products is lower, their contribution is regarded as incremental and not substitutional.

Equipment gross margin

Equipment gross loss increased by 19.6% to £61.0 million (FY04: £51.0 million) due to the increase in gross connections. The cost per connection as measured by subscriber acquisition costs ("SAC") was relatively stable increasing by only £1 to £26 per connection (FY04: £25).

Continued cost control
During the year, we remained focused on cost control while implementing initiatives for the on-going growth of the business.

Acquisition costs
Despite an increase in the level of competition in the marketplace, our highly effective distribution approach, our strong brand, and the continued optimisation of our channel marketing activity has enabled us to contain growth in our SAC which were £26 per connection (FY04: £25).

Administrative expenses

	12 months ended 31 March 2005 £ million	12 months ended 31 March 2004 £ million	Change over pro forma prior period
Total employee costs*	52.1	49.4	5.5%
Channel and retention costs**	20.5	21.0	(2.4%)
Advertising and marketing	23.0	23.1	(0.4%)
Depreciation	17.4	15.5	12.3%
Others	23.8	23.5	1.3%
Total	**136.8**	**132.5**	**3.2%**

* Excludes staff costs in respect of Virgin Mobile Stores. Includes costs of permanent employees, costs of contractors and temporary employees and costs associated with our outsourced call centre, as well as other related employee costs (including training and share option costs).

** Channel and retention costs include staff costs in respect of Virgin Mobile Stores.

Over the year to 31 March 2005, our active customer base has grown by 24%, while operating costs before depreciation have risen by just 2.1% in the same period. This represents a 23.1% reduction in operating costs per customer[1].

The main increases in operating costs were related to new costs associated with being a publicly listed company, including the cost of introducing share incentive schemes.

Excluding plc-related costs, the like for like operating costs before depreciation increased only 0.5% to £118.5 million. Other costs like further expansion of the Virgin Mobile Store concept (there were 104 total stores at 31 March 2005, compared to ten stores at 31 March 2004) were absorbed within the operating cost base.

Total employee costs increased by 5.5% to £52.1 million (FY04: £49.4 million) the majority of which related to new plc costs, including a £1.0 million non-cash charge in respect of employee share options issued during the year.

Due to the continued optimisation of our channel marketing activity, channel and retention costs decreased by 2.4%. This was despite an increase in the staffing costs for our Virgin Mobile Store expansion.

Advertising and marketing remained stable year on year.

The depreciation charge increased by 12.3% including a full year's depreciation of our new billing system that provides us with flexible capability to rate and bill customers for new services and products as they become available.

Increased profitability

	12 months ended 31 March 2005 £ million	*Pro forma* 12 months ended 31 March 2004 £ million	Change over pro forma prior period
EBITDA	100.3	78.7	27.4%
EBITDA margin	19.2%	17.4%	1.8pp
Operating profit	82.9	63.2	31.2%
Operating profit margin	15.9%	13.9%	2.0pp

In line with our strategy, we continue to grow profitability through strong revenue growth and operating leverage of the cost base, evidenced by expanding EBITDA margin to 19.2% (FY04: 17.4%) and expanding operating profit margin to 15.9% (FY04: 13.9%). Profit margins were impacted by the Ofcom termination rate cuts occuring in September 2004. Excluding the impact of these cuts, underlying EBITDA and operating profit margins expanded by more than 5pp.

1 Average operating costs before depreciation, per customer per month

Exceptional items

We incurred £15.2 million of operating exceptional items during the year ended 31 March 2005: £6.3 million relates to expenditure in respect of our group reorganisation and our IPO in the year and £8.9 million relates to the implementation of the pre-IPO share option scheme under which share options were granted to employees as a reward for growing the business in the period from launch until IPO.

Operating profit after exceptional items rose by 39.3% to £67.7 million (FY04: £48.6 million).

Finance charges

Finance charges were £14.5 million. This expense reflects the interest expense (£1.6 million) on the shareholder and previous shareholder loans from 1 April 2004 to 5 July 2004, on which date the loans were repaid, and the interest charge (£14.4 million) on the new credit facility from July 2004. Interest received was £1.5 million.

Taxation

Tax is charged at our effective tax rate of 30%. We have continued to utilise our brought forward losses and unclaimed capital allowances and consequently have no tax liability at 31 March 2005. The deferred tax asset at 31 March 2005 is £17.8 million.

Dividend

In light of our continued strong cashflow generation, the Board proposes a final dividend of 4.88 pence per share, payable on 25 July 2005 to shareholders on the register on 10 June 2005, subject to approval of shareholders at the Annual General Meeting on 20 July 2005. The dividend is based on 40% of pre-exceptional net income and is paid as a final dividend at two thirds of the payout ratio for the year.

Capital expenditure

Capital expenditure remained low at £10.8 million within a period of significant development, in which we have added platform capability and launched a number of new products, including GPRS, MMS, Virgin Mobile BITES and Bundles. We have received excellent development support from our network partner, T-Mobile, under the terms of our new supply contract. A significant part of our capital expenditure has been deployed to service continued customer growth and improved resilience of core IT systems.

Cash generation

	12 months ended 31 March 2005 £ million	Pro forma 12 months ended 31 March 2004 £ million	Change over pro forma prior period
EBITDA	100.3	78.7	27.4%
Change in working capital	(4.3)	18.4	(123.4%)
Purchase of fixed assets	(11.5)	(14.7)	(21.8%)
Operating free cashflow	84.5	82.4	2.5%
Operating free cashflow margin	16.2%	18.2%	(2.0pp)

The working capital movement of (£4.3 million) arose from the one-off effect of the long-term bonus of £23.5 million, incurred in the results for the year ended 31 December 2003, but paid from cash flow during the year to 31 March 2005. Excluding this payment, working capital has improved by £19.2 million demonstrating the underlying efficiency of our working capital cycle.

Due to the payment of the long-term bonus, the operating free cashflow margin has reduced to 16.2%. Excluding this payment, the like-for-like free cashflow margin is 20.7%.

Financing

	31 March 2005 £ million	31 March 2004 £ million	Change £ million
Cash at bank and in hand	13.2	37.5	(24.3)
Shareholder and previous shareholder loans	–	(76.8)	76.8
Old syndicated loan	–	(23.0)	23.0
Repayment of loan from original Virgin Mobile Telecoms Limited shareholders	–	(241.0)	241.0
New credit facility	(250.0)	–	(250.0)
Unamortised arrangement fee	2.6	–	2.6
Total net debt	**(234.2)**	**(303.3)**	**69.1**

As part of the group reorganisation undertaken during the year, we entered into a new £350 million credit facility under which we drew down £330 million (net of a £3.3 million arrangement fee which we are recognising in the profit and loss account over the term of the credit facility at a constant rate on the carrying amount).

The highly cash generative nature of the business model, the strong revenue growth and low levels of operational and capital expenditure has enabled us to rapidly reduce the debt levels. From an opening position of net debt of £303.3 million at 31 March 2004, the Group has reduced borrowing substantially to £264 million at 30 September and to £234.2 million at 31 March 2004. This rapid debt reduction and strong financial management has enabled us to bring our gearing down to just 2.3x EBITDA, compared to 3.9x at 31 March 2004.

Treasury policy and risk management

The Group's treasury function is responsible for raising finance for the Group's operations, together with associated liquidity management, and the management of foreign exchange, interest rate and counterparty risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only and no speculative transactions are allowed.

Interest rate management

The Group has financial exposures to sterling interest rates, arising on the £350 million facility entered into in July 2005. At 31 March 2005, £250 million of the term loan was outstanding while the £100 million revolver had been fully repaid. These exposures are managed through hedging at least 50% of the interest rate exposure on the aggregate drawn down term loan. As at 31 March 2005, Virgin Mobile had 60% of the interest rate exposure on the term loan hedged with an interest rate swap agreement that allows the interest rate to be fixed on a quarterly basis at a rate between an upper and a lower level.

Currency exchange rates

The Group's revenues and costs are substantially denominated in sterling, although approximately one-third of handset purchases are denominated in Euros. The Group's policy is to eliminate currency exposure on these purchases at the time of purchase through forward currency contracts. Although these financial instruments can mitigate the effect of short-term fluctuations in exchange rates, there can be no completely effective hedge against long-term currency fluctuations.

Liquidity Management

The Group's policy is to ensure the Group has sufficient funds to meet financial liabilities while using cash efficiently to maximise returns. Working within the policies agreed by the Board of Director's, the treasury function reviews liquidity demands on a daily basis and surplus funds are collected and invested with approved counter-parties.

Accounting policies
The accounting policies adopted are set out on pages 68 to 71. During the year, the Group has adopted two new accounting standards. The Group has accounted for the group reorganisation undertaken during the year in accordance with Financial Reporting Standard 6 "Aquisition and Mergers" ("FRS 6") and has elected to adopt early Financial Reporting Standard 20 "Share based payments" ("FRS 20"). For further details of these two accounting policies see pages 68 and 70. All other accounting policies are consistent with those applied in previous periods.

The Group will be required to adopt International Financial Reporting Standards (IFRS) from 1 April 2005 and are currently completing an assessment of the impact of IFRS on the results for the year ended 31 March 2005.

Contracts with Controlling Shareholder
The Group has various contracts on an arm's length basis and on normal commercial terms with various members of the Virgin Group. The most important of these are:
- the relationship agreement between the Company, Bluebottle Investments (UK) Limited and others dated 20 July 2004 which was entered into to comply with the Listing Rules and generally governs the relationship between the Virgin Group and Virgin Mobile;
- the Virgin Mobile trade mark license agreement between Virgin Enterprises Limited and Virgin Mobile Telecoms Limited dated 2 July 2004 is an agreement that grants Virgin Mobile the rights to use certain Virgin related and certain Virgin Mobile marks in relation to its business activities; and
- the retail stores agreement between Virgin Retail Group Limited, Virgin Retail Limited and Virgin Mobile Telecoms Limited with effect from 1 April 2004 pursuant to which Virgin Mobile has the right to advertise, promote and sell its products and services in specified Virgin Megastores in the United Kingdom.

Unaudited half year comparatives[7]

	To 31 Mar 2005 £ million	Full year Pro forma[1] to 31 Mar 2004 £ million	% change	To 30 Sept 2004 £ million	First half Pro forma[1] to 30 Sept 2003 £ million	% change	To 31 Mar 2005 £ million	Second half Pro forma[1] to 31 Mar 2004 £ million	% change
Financial operating data[2]									
Service turnover	457.6	394.0	16%	230.7	184.9	25%	226.9	209.1	9%
Equipment turnover	63.7	59.3	7%	26.0	22.6	15%	37.7	36.7	3%
Total turnover	521.3	453.3	15%	256.7	207.5	24%	264.6	245.8	8%
Service gross profit	280.7	246.7	14%	143.4	117.3	22%	137.3	129.4	6%
Equipment gross profit	(61.0)	(51.0)	20%	(27.5)	(20.2)	36%	(33.5)	(30.8)	9%
Total gross profit	219.7	195.7	12%	115.9	97.1	19%	103.8	98.6	5%
Service gross margin	61.3%	62.6%	(1.3pp)	62.2%	63.4%	(1.2pp)	60.5%	61.9%	(1.4pp)
Gross margin	42.1%	43.2%	(1.1pp)	45.1%	46.8%	(1.7pp)	39.2%	40.1%	(0.9pp)
Administrative expenses before depreciation	(119.4)	(117.0)	2%	(60.5)	(57.5)	5%	(58.9)	(59.5)	(1%)
EBITDA[3]	100.3	78.7	27%	55.4	39.6	40%	44.9	39.1	15%
EBITDA margin	19.2%	17.4%	1.8pp	21.6%	19.1%	2.5pp	17.0%	15.9%	1.1pp
Change in working capital	(4.3)	18.4	(123%)	(3.8)	(3.6)	6%	(0.5)	22.0	(102%)
Purchase of tangible fixed assets	(11.5)	(14.7)	(22%)	(5.7)	(8.9)	(36%)	(5.8)	(5.8)	0%
Operating free cashflow[4]	84.5	82.4	3%	45.9	27.1	69%	38.6	55.3	(30%)
Operating free cashflow margin	16.2%	18.2%	(2.0pp)	17.9%	13.1%	4.8pp	14.6%	22.5%	(7.9pp)
EBITDA[3]	100.3	78.7	27%	55.4	39.6	40%	44.9	39.1	15%
Depreciation	(17.4)	(15.5)	12%	(8.1)	(6.4)	27%	(9.3)	(9.1)	2%
Operating profit	82.9	63.2	31%	47.3	33.2	42%	35.6	30.0	19%
Operating profit margin	15.9%	13.9%	2.0pp	18.4%	16.0%	2.4pp	13.5%	12.2%	1.3pp
Underlying earnings per share[5]	18.4p	15.0p	23%	11.7p	7.8p	50%	6.7p	7.2p	(7%)
Net debt	234.2	303.3	(23%)	264.1	355.4	(26%)	234.2	303.3	(23%)

Notes for unaudited half year comparatives and unaudited quarterly non-financial operating data

1 *On 29 January 2004, we entered into the TSA with our network provider, T-Mobile. Until 29 January 2004, under our previous TSA, T-Mobile paid MSC, being a monthly* amount based on the number of customers in that month, which we recognised as turnover. From that date, instead of paying MSC, T-Mobile now passes through the inbound revenue they receive from third parties in respect of inbound calls, or messages sent, to our customers, which we recognise as turnover. Also, under the new TSA, the charges we pay to T-Mobile for use of their network are different to the charges under the previous TSA. The above results, including ARPU and non-voice service *turnover as a percentage of service turnover, have been prepared as if the new TSA had been operational from 1 April 2003.*

2 All financial results are shown before exceptional items.

3 Due to our low levels of capital investment, we believe that operating profit is a useful measure of profitability we achieve with our asset base. In addition, we believe it is a useful measure for some investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. EBITDA is presented because it is a standard financial metric used in our industry. EBITDA consists of profit before finance charges (net), tax on profit on ordinary activities and depreciation and amortisation. EBITDA is not a measure of financial performance under UK GAAP, US GAAP or IAS and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net profit as indicators of our operating performance or any other measures of performance derived in accordance with UK GAAP, US GAAP or IAS.

4 Operating free cash flow is defined as EBITDA before exceptional items, adjusted for changes in working capital and less capital expenditure.

5 Underlying earnings per share is based on the results before exceptional items and a normalised tax charge based on our effective tax rate of 30% of pre-tax profits.

6 Total connected sims/customers are shown at the relevant dates. Churn rates, ARPU, non-voice service turnover as a percentage of service turnover, annual MOU per customer and annual SMS per customer are based on information in the preceding tweleve months from the relevant dates. Net connected sims/customer additions, SAC per gross addition and capital expenditure as a percentage of turnover are based on information during the relevant period.

7 ARPU and non-voice service turnover as a percentage of service turnover are not shown for the periods ended 30 September 2003 and 31 December 2003 as results have been based on pro forma results assuming the new TSA had been operational from 1 April 2003 and therefore there is not a full twelve months of information based on the new TSA prior to these dates.

Unaudited half year comparatives (continued)

	Full year To 31 Mar 2005	Full year Pro forma[1] To 31 Mar 2004	% change	First half To 30 Sept 2004	First half Pro forma[1] To 30 Sept 2003	% change	Second half To 31 Mar 2005	Second half Pro forma[1] To 31 Mar 2004	% change
Non-financial operating data[2,6]									
Total connected sims (000s)	5,359.9	3,961.5	35%	4,609.0	3,183.3	45%	5,359.9	3,961.5	35%
Net connected sims additions (000s)	1,398.4	1,324.4	6%	647.5	501.2	29%	750.9	823.2	(9%)
Churn rate (%)	17.5%	14.0%	3.5pp	14.3%	16.0%	(1.7pp)	17.5%	14.0%	3.5pp
Total 90 day active customers (000s)	4,031.9	3,241.5	24%	3,603.7	2,583.5	39%	4,031.9	3,241.5	24%
Net 90 day active customer additions (000s)	790.4	1,053.1	(25%)	362.2	395.1	(8%)	428.2	658.0	(35%)
Average revenue Per User ("ARPU")(£)	£127	£147	(14%)	£137	N/A[7]	N/A[7]	£127	£147	(14%)
Non-voice service turnover as a percentage of service turnover (%)	31.2%	28.0%	3.2pp	29.0%	N/A[7]	N/A[7]	31.2%	28.0%	3.2pp
Annual Minutes of Use ("MOU") per customer (minutes)	775	884	(12%)	831	933	(11%)	775	884	(12%)
Annual SMS per customer (SMS messages)	614	686	(10%)	667	675	(1%)	614	686	(10%)
Subscriber Acquisition Costs ("SAC") per gross addition (£)	£26	£25	4%	£26	£26	0%	£26	£24	8%
Capital expenditure as a percentage of total turnover (%)	2.1%	3.2%	(1.1pp)	2.2%	4.3%	(2.1pp)	1.9%	2.3%	(0.4pp)

Unaudited quarterly non-financial operating data[2,6]

	To 31 Dec 2003	To 31 Mar 2004	To 30 Jun 2004	To 30 Sept 2004	To 31 Dec 2004	To 31 Mar 2005
Total connected sims (000s)	3,678.5	3,961.5	4,248.7	4,609.0	5,025.5	5,359.9
Net connected sims additions (000s)	540.2	283.0	287.2	360.3	416.5	334.4
Churn rate (%)	13.8%	14.0%	15.2%	14.3%	16.2%	17.5%
Total 90 day active customers (000s)	3,101.2	3,241.5	3,391.8	3,603.7	3,879.5	4,031.9
Net 90 day active customer additions (000s)	517.7	140.3	150.3	211.9	275.8	152.4
Average Revenue Per User ("ARPU") (£)	N/A[7]	£147	£142	£137	£132	£127
Non-voice service turnover as a percentage of service turnover (%)	N/A[7]	28.0%	28.7%	29.0%	29.7%	31.2%
Subscriber Acquisition Costs ("SAC") per gross addition (£)	£24	£30	£28	£24	£28	£23

Pro forma results reconciliation

The following shows a reconciliation between our non-statutory audited results, as presented in our listing particulars for our IPO in July 2004, and our unaudited pro forma results for the twelve months ended 31 March 2004:

	To 31 Mar 2004 £ million	Adjustments £ million	Notes	Pro forma To 31 Mar 2004 £ million
Turnover before exceptional items	470.4	(17.1)	1	453.3
Exceptional turnover	17.2	(8.3)	1	8.9
Turnover	487.6	(25.4)	1	462.2
Cost of sales	(255.8)	(1.8)	2	(257.6)
Gross Profit	231.8	(27.2)	1,2	204.6
Total administrative expenses before exceptional items	(132.5)	–		(132.5)
Exceptional operating costs	(23.5)	–		(23.5)
Administrative expenses	(156.0)	–		(156.0)
Operating profit before exceptional items	82.1	(18.9)		63.2
Exceptional items (net)	(6.3)	(8.3)		(14.6)
Operating profit	75.8	(27.2)		48.6
Finance charges (net)	(9.6)	–	3	(9.6)
Profit on ordinary activities before taxation	66.2	(27.2)		39.0
Tax on profit on ordinary activities	27.1	(38.8)	4	(11.7)
Profit for the financial year	93.3	(66.0)		27.3

The following shows a reconciliation between our non-statutory audited earnings per share and our unaudited pro forma earnings per share for the twelve months ended 31 March 2004:

	To 31 Mar 2004 £ million	Adjustments £ million	Pro forma To 31 Mar 2004 £ million
Profit for the financial year	93.3	(66.0)	27.3
Earnings per ordinary share (pence – based on 250 million shares: see note 5)	37.3p	(26.4p)	10.9p
Profit for the financial year	93.3	(66.0)	27.3
Exceptional items	6.3	8.3	14.6
Tax effect of exceptional items	(1.9)	(2.5)	(4.4)
Underlying profit for the financial year	97.7	(60.2)	37.5
Underlying earnings per ordinary share (pence – based on 250 million shares: see note 5)	39.1p	(24.1p)	15.0p

The following shows a reconciliation between our non-statutory operating free cash flow derived from our audited results and our operating free cash flow derived from our unaudited pro forma results for the twelve months ended 31 March 2004:

	To 31 Mar 2004 £ million	Adjustments £ million	Pro forma To 31 Mar 2004 £ million
Operating profit	75.8	(27.2)	48.6
Exceptional items	6.3	8.3	14.6
Operating profit before exceptional items	82.1	(18.9)	63.2
Depreciation	15.5	–	15.5
Change in working capital	18.4	–	18.4
Capital expenditure	(14.7)	–	(14.7)
Operating free cash flow	101.3	(18.9)	82.4

1 On 29 January 2004, we entered into the TSA with our network provider, T-Mobile. Until 29 January 2004, under the previous TSA, T-Mobile paid MSC, being a monthly amount based on the number of customers in that month, which we recognised as turnover. From that date, instead of paying MSC, T-Mobile now passes through the inbound revenue they receive from third parties in respect of inbound calls, or messages sent, to our customers, which we recognise as turnover. The adjustment to turnover (which relates entirely to service turnover) comprises the following:
- Adjustment to turnover reflecting TSA of £17.1 million: this adjustment to turnover reflects the reduction in turnover as if inbound revenue had been received for the entire year instead of the MSC that was received;
- Reduced exceptional MSC payment of £8.3 million: this adjustment reduces the service turnover for certain previously disputed MSC that relate to that period. The total exceptional turnover received has been allocated to the relevant periods pro rata to the actual amounts calculated to be invoiced in those periods.

2 Under the new TSA, the charges we pay to T-Mobile for use of their network are different to the charges under our previous telecommunications supply agreement. The adjustment reflects the impact as if the revised charges had been used for the entire period.

3 No adjustments have been made to finance charges as it is assumed that any changes in operating profit would have been mirrored by changes in working capital.

4 The adjustment to the tax charge reflects the change in profit and normalises that tax charge for the period at the effective tax rate of 30%.

5 Due to the group reorganisation as described on page 68, the number of ordinary shares used to calculate earnings per share for the twelve months ended 31 March 2004 is based on the 250,000,000 ordinary shares in issue following the group reorganisation.

RISK FACTORS

Commercial Risk

Our ability to provide our services is dependent on maintaining our Telecommunications Supply Agreement (TSA) or securing an agreement with other operators for network services.
Our current TSA with T-Mobile is a minimum ten year contract. We currently rely solely on our long-term TSA with T-Mobile for the voice, non-voice, and other telecommunications services we provide to our customers.

We face increasing competition from new and existing mobile services providers.
We face the possibility of further competition with the entry of new MVNOs or re-sellers that may be attracted by the low capital intensity of such business models and other low barriers to entry.

Competition from alternative technologies may reduce our turnover and profitability.
We may face competition from communications technologies that are under development or that will be developed in the future, including wireless technologies and private and radio-shared networks.

Alleged health risks associated with mobile telecommunications could lead to decreased usage of our services and products and potential liability.
In January 2005 the National Radiological Protection Board published a review updating their earlier report published in 2000. The main conclusion was that there was no hard evidence at present that the health of the public, in general, was being affected adversely by the use of mobile phone technologies, but uncertainties remained and a continued precautionary approach to their use was recommended until the situation is further clarified. However, public concern about the perceived health risks of mobile communications could have a detrimental impact on our business by casting our services or products in a negative light, making it difficult to retain or attract customers, or reducing use of our products.

We may suffer from operational strains associated with rapid growth if not managed properly.
Our turnover and operations may suffer if we do not effectively manage our growth. Our ability to sustain our growth will require continued investment in personnel and operations, as well as effective management of our financial policies and relations with third parties who provide services to us.

We rely on third parties to distribute our products and procure subscribers for our services.
Our ability to distribute products and services depends, to a large extent, on securing and maintaining a number of key distribution partners. These third party distributors sell our handsets and service packs and procure customers for our services. However, these third parties procure customers for our competitors (and, in some cases, themselves) as well, and they may have incentives to encourage potential customers to subscribe to our competitors' services rather than our own.

Network interruptions, poor service or service slowdowns may result in reduced user traffic, reduced turnover and harm to our reputation and business operations.
Our ability to provide services depends significantly upon the performance of our systems and the systems provided to us through contracts entered into with third parties (directly by us or indirectly), including mobile network operators and fixed-line operators, such as those who provide connectivity to our customer call centres.

We are licensed to use our name and brand but do not own it.
The Virgin and Virgin Mobile names and brands are owned by Virgin Enterprises Limited, a Virgin Group company, and we are licensed to use those names and brands in the UK, Ireland, the Isle of Man and the Channel Islands. The term of the Virgin Mobile Licence Agreement is 30 years and we have rights to negotiate a renewal of the Virgin Mobile Licence Agreement.

The interests of our controlling shareholder may not always coincide with our interests or the interests of our other shareholders.
Although we currently enjoy and anticipate a strong relationship with the Virgin Group, our business goals and those of Virgin may not always coincide. The business activities and strategies of Virgin, or future developments in the mobile communications industry, may result in conflicts of interest or lead to competition between us.

Legal Proceedings and Regulatory Risk

Legal Proceedings

Neither the Company nor its subsidiaries are currently involved in any significant or material legal proceedings that have or could significantly affect their financial position.

Regulatory Risks

We must comply with an extensive range of requirements that regulate and supervise the licensing, provision and operation of our services. If we fail to comply with our regulatory obligations, the ultimate regulatory sanction is suspension of the right to provide services, which would prevent us from carrying on our business.

Third parties on whom we depend, such as providers of mobile network services, are also required to comply with these and additional regulatory requirements. If these third parties fail to comply with their own regulatory obligations, their rights to operate networks and provide services are also capable of being suspended or otherwise affected adversely.

Regulatory Intervention in Call Termination Rates

Following a regulatory process which started in 2001, all of the UK mobile network operators were required in 2003 to make reductions to the charges they levy on other operators for terminating calls on their networks. Following a comprehensive review of the wholesale mobile voice call termination market, Ofcom decided in June 2004 to impose further significant reductions in wholesale mobile voice communication termination charges for the period September 2004 to March 2006. Ofcom's decision on mobile call termination charges represents, as at June 2004, a further reduction of approximately 33.4% in T-Mobile's average termination charges. The regulator will review market conditions and the need for regulation or other alternatives again in 2006 and may decide at that time to continue or increase these price controls, or to impose an alternative remedy. The requirement to reduce these charges will, in turn, directly reduce the turnover we receive from calls made to our subscribers by the same percentage.

Roaming Enquiry

In 2000, the European Commission began the second phase of an enquiry into roaming charges for mobile calls made abroad to investigate whether mobile communications network providers charged excessive prices for international roaming. In July 2004 the Commission issued two separate "statements of objections" to O2 and Vodafone and two further "statements of objections" to T-Mobile and Vodafone in Germany. The objections relate to the rates that the operators charged other mobile network operators for international roaming at wholesale level.

It is possible that the Commission will conclude that the level of roaming charges is uncompetitively high, and this will result in a regulatory requirement to reduce roaming charges, or the operators will voluntarily reduce roaming charges. This may have a negative affect on the revenues we are able to generate from our customers using their phones outside the United Kingdom.

E-money Regulation

The European Union has passed legislation (Directive 2000/46/EC) (the E-Money Directive), one of the aims of which is to harmonise national regulation of the issue of electronic money (e-money). This legislation has been implemented in the United Kingdom, and the European Commission and the relevant UK regulator (the Financial Services Authority, or FSA) have both consulted on the application of this legislation to prepay telephony (in particular mobile services). In the United Kingdom, issuers of e-money above a certain value are required to be authorised by the FSA. Issuance of e-money without authorisation is a criminal offence under the Financial Services and Markets Act 2000, and agreements made in contravention of the requirement to be authorised may be unenforceable. Consultation papers published by the FSA have suggested that the FSA may interpret the use of prepay airtime in some circumstances to buy goods and services as the use of e-money, so that the provider of prepay airtime becomes an issuer of e-money.

There is currently uncertainty in this area, but if services we currently provide, or provide in future, are classified as e-money under the E-Money Directive, we may be required to become regulated as an "electronic money institution" in order to issue e-money, which would impose specific regulation on our management and capital requirements, including as to the use to which pre-payments may be put.

CORPORATE RESPONSIBILITY

VIRGIN MOBILE BELIEVES THAT BEING A RESPONSIBLE CORPORATE CITIZEN IS NOT ONLY THE RIGHT WAY FORWARD – IT ALSO MAKES GOOD BUSINESS SENSE

Highlights

- Virgin Mobile IPO July 2004 – all eligible employees given shares
- Added to FTSE4Good Index and SRI portfolios of several investment funds
- Environmental management programmes significantly reduce energy use despite staff increases
- Commitment to initiatives promoting safe and secure mobile phone use

Our customers

At Virgin Mobile, the customer experience is integral to everything we do. It's the cornerstone of our success. Virgin Mobile – and the Virgin Group of companies – has built a thriving enterprise based on being a Consumer Champion.

In our minds, being a responsible company is just good business sense. It leads to the growth and success of the business in the longer term. That's why our commitment to customers goes beyond just fair treatment – you'd expect that from any reputable organisation. We aim to give our customers something special – to champion their needs.

Since entering the market in 1999, we've made it our mission to challenge accepted market norms for the benefit of consumers.

We're constantly looking to improve our customer relations. Our customer service team is available 24 hours a day, 7 days a week and we commission regular customer satisfaction surveys. The April 2005 figures indicate that, out of all the UK mobile operators, Virgin Mobile has the highest percentage of extremely satisfied customers. These findings were supported by an independent survey by JD Power & Associates, which found we had the most satisfied customers in the UK for the second year in a row. We're committed to promoting the safe and responsible use of mobiles. We have produced web-based guides on the health issues surrounding mobile phone use, and we closely monitor the latest research on an ongoing basis.

We want our customers to be able to use their mobile phones free from worry about the kind of content that they or their children may gain access to, and free from the fear of crime. Last year, along with the five other UK mobile network operators, Virgin Mobile established a voluntary code of practice, the UK Code of practice for the self-regulation of new forms of content on mobiles, to restrict the availability of unsuitable content to customers under the age of 18. Our marketing campaigns are designed to appeal to both young and young-at-heart customers, however, we do not actively promote the use of mobile phones by children.

We can block lost or stolen Virgin Mobile phones, preventing them being used across all UK networks, and therefore making them unsaleable by thieves. We're also working closely with both the Home Office and the Police through the recently created National Mobile Phone Crime Unit.


RICHARD BACON





TV presenters Richard Bacon and Natasha Kaplinsky hosted Virgin Mobile's staff conferences. The events enable staff to ask questions to the management team and to share in future plans.



We pride ourselves on accurate billing, and have complied with Ofcom's metering and billing requirements, designed to ensure customers are charged correctly.

Our people

Our people are the soul of our business. We encourage them to get the most out of their careers, and to enjoy being part of a successful team. We seek to employ talented, motivated people, irrespective of their age, sex, sexual orientation, physical abilities or religious beliefs.

Our policy is consistent in encouraging the disabled to apply for any open vacancies at Virgin Mobile, and to support successful applicants with all necessary training. We believe that the training, career development and promotion of disabled persons should, as far as possible, be identical with that of other employees. In the event of a staff member becoming disabled, we make every effort to ensure that their employment continues and that any training needed is arranged.

We believe in clear communication and consultation with employees on matters that affect them – from the working environment to the company's performance. We have an Employee Forum that consists of elected employees that represent the concerns and interests of staff to management. We conduct employee satisfaction surveys twice a year, with over two-thirds of employees regularly reporting that they find the work atmosphere 'upbeat' or 'pretty good'. In the last survey in November 2004, 87% of employees gave a positive assessment of job satisfaction at Virgin Mobile.

When we floated the business in July 2004, we gave all eligible Virgin Mobile employees shares in the Company as a 'thank you' for their hard work and commitment. We run a scheme that makes it easy for any new Virgin Mobile employee to become a shareholder in the Company. Save As You Earn enables employees to make regular savings with an option to buy shares at the end of a three year plan.

STAFF BREAKDOWN MARCH 2005


Age
16–24
447
25–34
598
35–44
338
45–54
100
55+
44
Total staff
1,527
48%
52%

Virgin Mobile is also very active in keeping employees up to date regarding our operational and financial performance. Our Chief Executive writes a letter to employees about the Company's results when they are reported. We also webcast our annual results presentation – and encourage employees to watch it – as well as distributing our interim and annual reports to employees. Employees are encouraged to discuss company strategy, results and goals at staff conferences and through other communications.

As well as offering a competitive benefits package, we provide our staff with a stimulating and supportive working environment that reflects the value we place on them as individuals. Our commitment has regularly led us to be placed among the top places to work in the UK, and in 2005 we were included in The Sunday Times Top 100 Best Places to Work in Britain. We make every effort to keep our people abreast of the progress of the business and their contribution to it, including regular updates on new initiatives and business performance.

Health and safety

We place great importance on health and safety and conduct all of our operations in such a way as to safeguard the health and safety of employees, visitors and the general public.

We've aimed at creating a working environment in which there is an awareness of the vital importance of health and safety. We encourage all employees to participate in developing and practising safe working methods and to have a regard for the welfare of themselves and others.

Our suppliers

We work closely with our suppliers to ensure that they have responsible attitudes towards the environment and their communities. We have a clear procurement policy and look to suppliers that also have a comprehensive set of business policies on corporate responsibility issues. We expect them to treat their employees with respect and dignity and to work towards improving their own social and environmental management performance. The UN Universal Declaration of Human Rights guides our working practices.

One of our main concerns surrounds the manufacture of mobile phones and accessories in countries with less rigorous human rights records. We have a strict procurement policy and have developed a dialogue with our suppliers to ensure that they are clear as to our policies in these areas. We have encouraged our suppliers to work with manufacturers to improve conditions if they believe that there are human rights abuses taking place in any of their facilities.

We intend to develop a supplier audit programme over the coming year to ensure that our suppliers continue to improve their practices in these areas.


Working with us.
A guide for suppliers.

Our clear procurement policy to suppliers has a comprehensive set of business policies on corporate responsibility issues.

The environment

Virgin Mobile aims to minimise waste, promote recycling and source base materials from renewable sources across its operations. We're committed to the latest initiatives to minimise the impact of our business on the environment. For example, we are currently working towards compliance with the Waste Electrical and Electronic Equipment (WEEE) Directive in advance of its implementation in the UK.

There are more than 50 million mobile phones in circulation in the UK and thousands of phones become unwanted every year.

Virgin Mobile helps its customers to recycle unwanted mobiles through the Fonebak scheme. Customers simply send the mobile and any accessories to Fonebak in a Freepost envelope provided by Virgin Mobile. Used mobiles are put back into circulation wherever possible, often in developing countries, while units that are beyond repair are disposed of in an environmentally responsible fashion. We donate £5 to the British Red Cross for each reusable handset that we receive through the Fonebak scheme.

We also strive to be environmentally responsible in our day-to-day business. Recent initiatives have cut our energy consumption at our head office despite increases in staffing levels. For example, we use energy-efficient fluorescent lighting, and a lighting control computer to reduce light levels when buildings have low occupation.

Our literature is printed on paper produced from sustainable forests and the inks used are vegetable oil-based and from renewable resources.

We are working in close partnership with Shields Environmental, one of the UK's foremost specialist consultancies in adopting good environmental practice in the telecommunications industry. Working with them, we aim to set benchmarks and further internal verification processes of our efforts in environmental responsibility.

VIRGIN MOBILE FONEBAK SCHEME
OCTOBER 2002–DECEMBER 2004

Total mobiles collected
5,880

3,265
reused

2,615
recycled in environmentally responsible fashion

The community
A lot of our work in the community concerns issues relating to mobile phone crime and health. These are covered in the 'Our Customers' section above.

We already engage in a number of charitable endeavours, and in the 2005/06 financial year, we plan to expand our charitable commitments.

We are active in our partnership with Virgin Unite, the charitable foundation set up by Virgin Group to make a meaningful difference to international and local issues. Individual Virgin companies nominate local charities to support and all the Virgin companies concentrate their effort behind the selected local charities. Internationally, Virgin Unite supports the reduction of the Big 3 killers (AIDS, malaria and TB) in Africa. Virgin Unite is now established in the USA and South Africa as well as the UK.

Virgin Mobile employees have worked in South Africa and with the UK charities, as well as helping Virgin Unite set up with copywriting, design and web design skills. Two members of the management team sit on the Virgin Unite steering committee.

We also provide ongoing financial support to a number of charities such as the Red Cross, and call centre assistance to various mass appeals. In the last year we have supported the Tsunami appeal and Comic Relief in this way. We are a founding member of the Telephone Helpline Users Association, which provides free numbers to a range of charities. Over the medium-to long-term, Virgin Mobile aims to contribute 1% of pre-tax profits to charity.

Charitable contributions
For our 2005 financial year, we have committed £200,000 to be donated to charity, which has not yet been allocated. Below are the charitable donations Virgin Mobile has made thus far during the financial year.

Donation to Relate	£6,450
Donation to Help the Aged	£1,000
Donation to Great Ormond St	£1,000
Adam Dealey Golf Day	£960
George Frew Memorial 3 Peaks Challenge	£400

In addition to the charitable work as a company, four charities are selected by our staff each year for other fundraising efforts. They are currently the NSPCC, Cancer Research UK, the Wiltshire Air Ambulance, and Babe Charity (an appeal to fund a new children's hospice in the South West).

We also encourage staff to support individual charities of their choice through the Inland Revenue-approved Give As You Earn scheme. The payroll-based scheme enables employees to gain tax relief on their charitable donations.

Our links with the local community extend beyond donating to charity, of course. We are in our second year of sponsoring Creative Factory, a music-making project for young people in the South West that is part of the Bath Festivals Trust. As a result of our links with the project, Virgin Mobile staff receive tickets to Creative Factory events and benefit from staff music workshops.

FTSE4Good Index
During the past year, Virgin Mobile became a constituent member of the FTSE4Good Index. The Index measures the performance of companies that meet globally recognised corporate responsibility standards and facilitates investment in those stocks. The inclusion criteria are regularly revised to ensure that they reflect standards of responsible business practice.

Managing CR
Virgin Mobile manages many aspects of its corporate responsibility through its Risk Forum, reporting directly to the Board via the Chief Financial Officer. Their role is to ensure that all business risks are identified, reported and addressed. This includes an assessment of relevant social, ethical and environmental risks to the Company.

An initial assessment is made by the CFO, the Commercial Director and the Head of Financial Control. This initial assessment is reviewed by the Risk Forum which amends and agrees the identified risks, measures their importance and agrees a course of action to minimise them.

The Risk Forum met twice during the last financial year (in September 2004 and February 2005). The reports from the Risk Forum meetings cover all major social, ethical and environmental risks and outline a suggested course of action for improvement. Each report is presented to and reviewed by the Audit Committee.

Our future

We have spent the eight months since our IPO checking that we have suitable internal control and management systems in place to manage corporate responsibility for a public company of our size. We have identified several areas that could be improved and will be implementing these changes over the coming year. Chief among these improvements will be the establishment of a CR committee to meet on a quarterly basis and provide regular updates to the Board.

We will also be using external consultants to help us improve some of our internal audit and certification processes during 2005/06 and to set more detailed targets for our social and environmental management performance. We also intend to more fully comply with ABI guidelines as will be highlighted in future corporate responsibility publications. The ultimate aim is to audit all of our corporate responsibility activities.

As detailed in this summary, we have been building Board involvement in the corporate responsibility area. We will continue to improve Board level reporting and responsibility over the coming year. The next annual report will include an update on our progress in these fields.

This is an overview of some of our Corporate Responsibility efforts. To view our full report, including past accomplishments, detailed measurements and our goals for the future, please download our full report at **http://about.virginmobile.com/about/csr/**



THE BOARD OF DIRECTORS

Thomas Simon Alexander, 46
Chief Executive Officer
Mr Alexander was a founder of the concept of Virgin Mobile. As CEO of Virgin Mobile he was instrumental in the launch and development of the Company. Mr Alexander has over 18 years experience in the telecommunications industry. Prior to joining Virgin Mobile he spent several years at BT Cellnet, becoming Deputy Commercial Director. At BT Cellnet, he was involved in the Cellnet Barclaycard alliance. Prior to BT Cellnet, Mr Alexander worked as a Business Development Manager and Divisional Manager for various companies within the Swedish Telecoms Group (Telia) in Europe and the US. Before this he worked for various companies within the field of industrial robotics. He started his career as a professional racing driver having been semi-professional as a schoolboy. As a member of the British Karting team he won the European Championship and was ranked seventh in the world.

David Ossian Maloney, 49
Non-Executive Director
Mr Maloney joined Virgin Mobile in June 2004. Mr Maloney was most recently CFO of Le Meridien Hotels and Resorts, from January 2002 to January 2004. Prior to this, he worked as Group Finance Director of Thomson Travel Group before being promoted to CFO of Thomson Travel Group and Preussag Airlines in 2001. Between 1987 and 1999, Mr Maloney worked for Avis Europe plc in several different positions including Group Finance Director, Managing Director (Spain) and Finance Director (UK). Mr Maloney began his career at Mobil Oil Corporation where he occupied various operating, financial and planning roles and later spent two years at Paramount Pictures Corporation as controller for Paramount Pictures International and Director of International Liaison. Mr Maloney is also a Director of Micro Focus International plc.

Gordon Douglas McCallum, 45
Non-Executive Director
Mr McCallum began working with the Virgin Group in 1996 as an independent consultant focusing on the strategic development of Virgin's interests in financial services. In 1998, Mr McCallum joined Virgin full-time as Group Strategy Director. Since then he has been heavily involved in the development of Virgin's activities in mobile communications in the United Kingdom, the United States and Australia. In addition, Mr McCallum is a director of a number of other Virgin businesses. Prior to joining Virgin, he spent five years with McKinsey in San Francisco and five years prior to that with Barings in London. Mr McCallum holds an MBA from Wharton and an MA from Oxford University.

Alan Mackenzie Gow, 50
Chief Financial Officer
Mr Gow joined as CFO of Virgin Mobile in February 1999 from One2One. He had joined One2One in 1995 as Head of Business Planning & Control, where he was involved in the strategic review and refinancing of the company. Mr Gow has also worked as Head of Finance for One2One's Commercial operation, involved in the launch of the prepay billing model in the UK, and was part of the team that put together the original Virgin T-Mobile joint venture. Mr Gow previously held senior financial roles with Hilton International, Perrier, and Scottish & Newcastle plc. He holds an MBA with distinction from Manchester Business School and is a member of the Chartered Institute of Management Accountants.



Caroline Anne Marland, 59
Non-Executive Director
Ms Marland joined Virgin Mobile in June 2004. Between 1976 and 1994, Ms Marland held a series of management roles with Guardian Newspapers including Deputy Managing Director and Advertisement Director. In 1994, Ms Marland was appointed as Managing Director of Guardian newspaper group. With this appointment, Ms Marland became the first female UK managing director of a national newspaper. Ms Marland is currently a non-executive director of Burberry Group plc and Bank of Ireland. She has also been a non-executive director of Gallaher Group plc, Arcadia Group and Burton Group, a member of the Competition Commission's Newspaper Panel and a member of the Government Committee on Advertising Standards.

Alexander Rupert Gavin, 50
Non-Executive Director
Rupert Gavin joined Virgin Mobile in June 2004. Mr Gavin is currently Non-Executive Chairman of the Contender Entertainment Group and director of the Ambassador Theatre Group. Until October 2004 he was CEO at BBC Worldwide and was responsible for growing substantially the cash flow benefits of the BBC's commercial activities. Prior to the BBC, Mr Gavin was Managing Director of BT's Consumer Division. Leading up BT's activity in the consumer market in the UK he pioneered BT's activities in the multimedia and internet fields. Prior to BT, Mr Gavin was Deputy Managing Director of Dixons Stores Group. He is Vice President and fellow of the Royal Television Society.

Charles Mark Gurassa, 49
Chairman
Mr Gurassa joined Virgin Mobile in June 2004. With over 27 years of management experience in the travel and tourism industries, he has served on the boards of UK plcs since 1999. Between 1999 and 2000 Mr Gurassa was Chief Executive of Thomson Travel Group plc. Following their acquisition by TUI AG in 2000 he joined the TUI Board as Executive Chairman of TUI Northern Europe and Airlines Group. Between 1989 and 1999 he held numerous roles at British Airways plc, including Director of Passenger and Cargo Business. Mr Gurassa started his career in 1978 at Thomas Cook Group Limited. He is also a non-executive director of Whitbread plc, Chairman of HR consultancy 7days Ltd, Chairman of Worldwide Excellerated Leasing Limited and a trustee of the charity Whizz-Kidz.

Jonathan Douglas Hankin Steel, 39
Commercial Director
Mr Steel joined Virgin Mobile in February 1999 as Marketing Director and was responsible for the Virgin Mobile proposition to customers. In 2003, Mr Steel was appointed Commercial Director to oversee the company's strategic and commercial development. Prior to joining Virgin Mobile, Mr Steel held positions as Head of Business Development and Head of Mass Marketing for BT Cellnet. During this time he was responsible for managing all aspects of BT Cellnet's proposition in the mass market and for several strategic partnerships, most notably with Barclaycard and Midland Bank. Before joining BT Cellnet, he spent five years at Arthur D Little where he specialised in consulting in the telecommunications and media sectors and worked with clients including Microtel (Orange), BSkyB and Cellnet. Mr Steel holds a Masters Degree in engineering from Imperial College London. He trained with Unliver plc.

DIRECTORS' REPORT

The directors present their report and the audited financial statements for the year ended 31 March 2005.

Principal activities

The principal activities of the Group comprise of the sale of mobile phone handsets (direct to end customers, distributors and to retailers) and the provision of mobile telecommunication services. Virgin Mobile launched its operations as a mobile virtual network operator (MVNO) in November 1999. As an MVNO, the Group operates a virtual network providing a broad range of mobile communications services to its customers over T-Mobile's network under its minimum ten year term, telecommunications supply agreement with T-Mobile signed in January 2004. A more detailed overview of the business, including a review of the development of the business of the Group, is set out on pages 20 to 25 in this Annual Report.Details of the Group's proposed expansion and development is described on pages 24 to 25 of this Annual Report.

Results

The consolidated profit and loss account is set out on page 64 of this Annual Report. The directors have proposed a final dividend for the year of 4.88 pence per ordinary share, which, subject to shareholder approval, will be payable on 25 July 2005 to shareholders on the register of members at close of business on 10 June 2005. No interim dividend was paid during the year ended 31 March 2005.

Directors

The directors of the Company during the financial year ended 31 March 2005 were:

Susannah Parden	resigned	16/06/2004
Jane Bullock	resigned	14/06/2004
Tom Alexander	appointed	16/06/2004
Alan Gow	appointed	16/06/2004
Joe Steel	appointed	16/06/2004
Gordon McCallum	appointed	16/06/2004
Charles Gurassa	appointed	28/06/2004
Caroline Marland	appointed	28/06/2004
Rupert Gavin	appointed	28/06/2004
David Maloney	appointed	28/06/2004

Further details of the current directors are provided on pages 44 to 45 of this Annual Report. All current directors were appointed during the financial year ended 31 March 2005. Details of the directors' service contracts and letters of appointment for non-executive directors, share interests and emoluments as at the year-end can be found in the Remuneration Report on pages 59 to 60. There were no changes in the director's share interests from the year-end until 26 May 2005.

Details of the long term incentive scheme known as the Performance Share Plan and other employee share schemes are set out in the Remuneration Report on pages 56 to 57.

Corporate governance

The Board supports high standards of corporate governance. The Corporate Governance Report is set out on pages 48 to 53 of this Annual Report.

Share capital

A statement of changes in the share capital of the Company is set out in Note 18 of the Consolidated Financial Statements.

Substantial shareholdings

At 24 May 2005, the following notifications had been received by the Company in respect of holdings of 3% or more of the Company's issued share capital:

Entity	Shareholding	Percentage
Bluebottle Investments (UK) Limited (and its parent companies)	184,238,328	72.8%
Aviva plc on behalf of Morley Fund Management	15,688,337	6.2%
Fidelity International Limited and its direct and indirect subsidiaries	14,949,375	5.9%
Deutsche Bank AG and its subsidiaries	9,354,857	3.7%

The directors have not been notified, as at 24 May 2005, of any other interest of 3% or more in the ordinary share capital of the Company. The directors are not aware of any arrangements that could result in a change of control of the Company.

Directors Interests

During the financial year ended 31 March 2005, no contracts of significance were entered into in which any of the directors had a material interest.

Details of the directors' interests in shares of the Company as of 31 March 2005 are detailed in the Remuneration Report.

Contracts with Controlling Shareholder

The Company has various contracts with members of the Virgin Group including those set out on page 31 of this Annual Report. During the year ended 31 March 2005, none of the various contracts with members of the Virgin Group constituted contracts of significance as defined by the UK Listing Authority's Listing Rules.

Supplier payment policy

The Company's policy, which is also applied by the Group, is to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment.

The Group had 28 days' purchases outstanding at 31 March 2005 based on the average daily amount invoiced by suppliers.

Employees

Please refer to the Corporate Responsibility Report on pages 39 to 40.

Corporate responsibility

A detailed summary of the Group's corporate responsibility policy including the Group's charitable donations and community involvement is detailed at page 42. The Group made no political donations during the year ended 31 March 2005.

Auditors

Following a recommendation by the Audit Committee, a resolution proposing the appointment of Deloitte and Touche LLP as auditors to the Company for the next financial year will be put to the Annual General Meeting on 20 July 2005.

In a further measure to safeguard auditor objectivity and independence, a policy on the non-audit work that can be carried out by the auditors has been proposed by the Audit Committee and adopted by the Board.

Annual General Meeting

The notice of the Annual General Meeting details the resolutions to be proposed at the Annual General Meeting to be held on Wednesday, 20 July 2005. The notice together with explanatory notes, are provided to shareholders with this Annual Report.

Going concern

The directors have reviewed the Group's liquid resources and borrowing facilities, and the Group's budget and cash flow forecast for the year to 31 March 2006. On the basis of this review, the directors are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the directors adopt the going-concern basis in the preparation of the financial statements.

Paul Cowlishaw

By Order of the Board

Paul Cowlishaw, Legal Director & Company Secretary

26 May 2005

CORPORATE GOVERNANCE REPORT

The Board supports high standards of corporate governance.

The Company's ordinary shares are listed in the United Kingdom on the London Stock Exchange. As such, the Company is required to make a disclosure statement concerning its application and compliance with the Combined Code whilst listed.

For the period from the admission of the Company's shares to the official list of the London Stock Exchange until 31 March 2005, the directors confirm that the Company has been in compliance with the provisions of the Combined Code effective for that accounting period except as set out below. Gordon McCallum's service contract does not permit the Company to terminate his service contract within twelve months or less. This is due to the fact that Gordon McCallum's appointment is to represent the views of the majority shareholder, Bluebottle Investments (UK) Limited and is governed by an agreement between the Company, Bluebottle Investments (UK) Limited and others dated 20 July 2004 (the "Relationship Agreement"). His appointment will terminate automatically by removal by Bluebottle Investments (UK) Limited or retirement or removal pursuant to the Company's articles of association and the Relationship Agreement.
The Company is also temporarily non-compliant with the provision of the Combined Code concerning the number of independent non-executive directors on the Board. At present the Board consists of eight directors, three of which, excluding the Chairman, are independent non-executive directors and the Company is actively looking for a fourth independent non-executive director and an appointment will be made as soon as a suitable candidate is found. In addition, the Board has not reviewed the performance of the Nomination Committee, as the committee only had two brief meetings during the year ended 31 March 2005.

The Board of Directors

The Board is responsible for organising and directing the affairs of the Company and the Group in a manner that is in the best interests of the shareholders, meets legal and regulatory requirements and is consistent with good corporate governance practices. In particular, the Board is responsible for:

- providing entrepreneurial leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;
- setting the strategic aims of the Company, ensuring that the necessary financial and human resources are in place for the Company to meet its objectives, and reviewing management performance;
- setting the Company's values and standards and ensuring that its obligations to its shareholders and others are understood and met.

The Board has specified matters reserved to it including the approval of the annual operating plan, significant expenditure or disposals, contracts of an onerous or unusual nature and specified proposals that are required to be considered by the shareholders of any of the Companies in the Group.

The Board comprises the Chairman (who is non-executive), three executive directors (including Tom Alexander, the Chief Executive Officer) and currently four non-executive directors. It is the Company's intention to appoint a fifth non-executive director as soon as it is practicable. The division of responsibilities between the Chairman and the Chief Executive Officer has been set out in writing and agreed by the Board.

Charles Gurassa's role as Chairman, among other things, is to ensure good corporate governance. His responsibilities include leading the Board, ensuring the effectiveness of the Board in all aspects of the Board's role, the Board's agenda, ensuring effective communication with shareholders, ensuring new directors will receive a full, formal and tailored induction on joining the Board and ensuring that all directors are encouraged and are enabled to contribute fully to the activities and decisions of the

Board. Charles Gurassa is also a non-executive chairman of 7Days Limited and Worldwide Excellerated Leasing Limited, and a non-executive director of Whitbread plc and Whizz-Kidz Limited.

The Company regards Caroline Marland, Rupert Gavin and David Maloney as independent non-executive directors, within the meaning of "independent" as defined in the Combined Code. The Company anticipates that the fifth non-executive director will also be independent. The Company also regarded the Chairman as independent as at the date of his appointment.

Virgin Group Investments Limited (through its subsidiary Bluebottle Investments (UK) Limited) has the right to nominate one non-executive director for appointment to the Board. The first such director is Gordon McCallum.

The Combined Code also recommends that the Board should appoint one of its independent non-executive directors to be the senior independent director. The senior independent director is available to shareholders if they have concerns that contact through the normal channels of Chairman, Chief Executive Officer or Chief Financial Officer has failed to resolve or for which such contact is inappropriate. The Company's senior independent director is Caroline Marland.

The current directors of the Company were appointed before the Company became a public limited company and therefore did not require the approval of the shareholders. In accordance with the Combined Code, all new directors will be subject to election by shareholders, at the first annual general meeting after their appointment. All directors, including current directors, are subject to re-election thereafter at intervals of no more than three years.

The three executive directors are also members of the management team of the main operating company in the Group, Virgin Mobile Telecoms Limited (VMTL), along with eight other key senior managers. The management team manages the day-to-day activities of Virgin Mobile Telecoms Limited. The three executive directors have sufficient capacity to fulfill their roles at the Company and Virgin Mobile Telecoms Limited due to the overlap between these roles.

The Company maintains Directors' and Officers' Liability Insurance in respect of legal action against its directors.

During the financial year ended 31 March 2005 and since the Company's admission to the official list of the London Stock Exchange, the Board had six regular board meetings. It is the Company's intention that in any full financial year the Board will meet ten times. Each regular board meeting includes a Chief Executive's overview, providing clear, accurate and timely information on the Group's business and other activities since the last meeting including forthcoming initiatives within the Company, and a business performance update, on industry trends, sales performance and customer activity. The respective chairpersons of the committees of the Board also update the Board on the activities and recommendations of the committees. Any directors who do not attend a board meeting still receive the documentation for that meeting. The Board also appoints ad hoc committees from time to time to deal with specific matters.

If necessary for the directors of the Board to discharge their responsibilities as directors or in connection with the affairs of the Company, they may, in accordance with the Company's articles of association, receive independent professional advice at the Company's expense.

Attendance

During the financial year to 31 March 2005 and since the Company was admitted to the official list of the London Stock Exchange there were six regular meetings of the Board, three meetings of the Audit Committee and three meetings of the Remuneration Committee. There were also two brief meetings of the Nomination Committee. Individual directors' attendance at the Board meetings and Board committee meetings was as follows:

Director	Board Meetings	Audit Committee Meetings	Remuneration Committee Meetings	Nomination Committee Meetings
Charles Gurassa	6	N/a	N/a	2
Tom Alexander	6	N/a	3*	1*
Alan Gow	6	3*	1*	N/a
Joe Steel	6	N/a	N/a	N/a
Caroline Marland	5	3	3	2
Rupert Gavin	6	3	3	1
David Maloney	6	3	3	2
Gordon McCallum	6	3*	N/a	2*

*Invited to some meetings, but not required to attend as not a member

Non-Executive Directors

In addition to the general duties and responsibilities of all directors, the non-executive directors have the following key duties, which the Company has documented:

- to challenge constructively and help develop proposals on strategy;
- to scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
- to be satisfied on the integrity of financial information and that financial controls and systems of risk management are robust and defensible; and
- to be responsible for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing, executive directors and in succession planning.

The Chairman and the non-executive directors met once during the financial year ended 31 March 2005 without the executive directors or any management team members being present. The non-executive directors, led by the senior independent director, evaluated the performance of the Chairman for the year ended 31 March 2005.

All of the non-executive appointments will terminate automatically on the date of their ceasing to be a director. Charles Gurassa, Caroline Marland and Rupert Gavin were appointed for an initial term of three years. David Maloney is appointed for an initial term of two years. Charles Gurassa's appointment is terminable by either party on 12 months' written notice. Except for Gordon McCallum's appointment, the non-executives' appointments may be terminated at any time on one month's notice.

Gordon McCallum was appointed as the director of the Company for an initial term of three years although he can terminate the appointment at any time on one month's written notice. His appointment will also terminate automatically by removal by Bluebottle Investments (UK) Limited or retirement or removal pursuant to the Company's articles of association or the Relationship Agreement.

Company Secretary

All directors have access to the advice and services of the Company Secretary. The current Company Secretary, Paul Cowlishaw, was appointed on 1 July 2004 when the previous Company Secretary, Peter Gram, resigned. The appointment and removal of the Company Secretary is a matter for the Board as a whole.

The Company Secretary ensures good information flows within the Board and its committees and between senior management and non-executive directors and advises the Board, through the Chairman, on all governance matters and ensures that the Board's procedures are complied with.

Effectiveness of the Board

The Chairman met with each of the directors of the Board to discuss their individual performance and the performance of the Board as a whole. As part of the evaluation, each of the directors were also asked to complete questionnaires on the performance of the Board. The chairpersons of the Remuneration and Audit Committees also met with the directors who were on those committees to discuss the performance of those committees. As part of the evaluation each of the members of the committees were asked to complete questionnaires reviewing the performance and composition of the committees of which they were members. As the Nomination Committee only had two brief meetings during the year ended 31 March 2005 the performance of the Nomination Committee has not yet been reviewed. The non-executive directors, led by the senior independent director, also carried out a performance evaluation of the Chairman, taking into account the views of the executive directors. The Company Secretary reviewed the completed Board and committee questionnaires and produced a report, which was considered by the Board. As a result, a series of recommendations were proposed which have been, or will be, implemented. The directors concluded that the Board and its committees operated effectively and no significant issues were identified. A performance evaluation of the Board and the committees of the Board will continue to be conducted annually.

Board Committees

The Board has established an Audit Committee, a Remuneration Committee and a Nominations Committee. The terms of reference of these committees are published on the Company's website at www.virginmobile.com/about. The Legal Director and Company Secretary is the Secretary to these committees and he or Philip Auld, Solicitor and Deputy Company Secretary, formally takes the minutes of each meeting which are circulated to all members and, once approved, are circulated to the Board.

Audit Committee
Chairman: David Maloney
Other members: Caroline Marland, Rupert Gavin

The Audit Committee was established by the Board at the first board meeting following the admission of the Company to the official list of the London Stock Exchange and met three times since then during the year ended 31 March 2005. The committee will normally meet at least four times a year. David Maloney, as chairman of the Audit Committee has recent and relevant financial experience, including acting as CFO of Le Meridien Hotels and Resorts and of Thomson Travel Group and Preussag Airlines within the past five years. He also has a BA (Hons) in Economics and is a fellow of the Chartered Institute of Management Accountants. Rupert Gavin was CEO of BBC Worldwide and Caroline Marland acted as Managing Director of Guardian Newspaper Group. Alan Gow, Chief Financial Officer, and Jake Wright, Head of Financial Control, also attend the meetings except when the committee wishes for confidential feedback from the auditors.

The committee has responsibility for, among other things, the planning and review of the Group's Annual Report and accounts and half-yearly reports and the involvement of the Group's auditors in that process, focusing particularly on compliance with legal requirements, accounting standards and the rules of the UK Listing Authority, and ensuring that internal financial control is regularly assessed. The ultimate responsibility for reviewing and approving the annual report and accounts and the half-yearly reports, remains with the Board.

Audit Committee Report
The main activities of the Audit Committee during the year ended 31 March 2005 were as follows:

– **Review of Financial Results and Statements**
The Audit Committee reviewed and reported to the Board on the interim results and the annual report and accounts, taking into consideration the views of the external auditors, Deloitte & Touche LLP.

– **Review of Effectiveness of Internal Controls and Risk Management Process**
The Audit Committee reviewed and approved the Company's Annual Assessment of the Effectiveness of Internal Controls and Risk Management Processes. This was subsequently adopted by the Board.

– **Review of Internal Audit**
The Audit Committee reviewed and approved the internal audit work programme and subsequent internal audit reports.

– **Review & Approval of Whistleblowing Policy**
The Audit Committee reviewed and approved the Company's whistleblowing policy, which set out a confidential process for staff and contractors to report any illegal or improper conduct by the employees of the Group.

– **Conduct of External Auditors**
The Audit Committee reviewed and approved the engagement letter with Deloitte & Touche LLP and the remuneration paid for the auditors' services. The Audit Committee also reviewed and approved a policy of non-audit work that could be carried out by the Company's external auditors where there was no conflict of interest. In order to safeguard the external auditors' objectivity and independence the external auditors are not instructed to carry out non-audit work on which they might, in the future, be required to express an audit opinion; can only carry out non-audit work permitted by the Company's policy on non-audit work; and they use separate engagement letters for each piece of work they carry out.

Deloitte & Touche LLP has carried out two key pieces of non-audit work during the year ended 31 March 2005: preparatory work for the admission of the Company to the official list of the London Stock Exchange and the independent review report for the Company's interim results.

The members of the Audit Committee held discussions with Deloitte & Touche LLP to ensure that there were no restrictions on the scope of their audit of the Company and to discuss any items the auditors wished to raise without the Company's financial staff or senior executives being present.

Remuneration Committee
Chair: Caroline Marland
Other members: Rupert Gavin, David Maloney

The Remuneration Committee was established by the Board at the first board meeting following the Company's admission to the official list of the London Stock Exchange and consists entirely of independent non-executive directors. The committee met three times during the year ended 31 March 2005. The committee has responsibility for, among other things, the determination of remuneration packages for each of the executive directors and the Chairman, including pension rights and any compensation payments, recommending and monitoring the level and structure of remuneration for senior management, and reviewing the design of share incentive plans.

Karen Thornber, the People Director is the internal adviser to the Remuneration Committee who provides information and advice to facilitate discussion and decision-making on remuneration matters. New Bridge Street Consultants LLP have been used by the Remuneration Committee as external advisers and to provide information and data to the Remuneration Committee to assist with the development of executive remuneration and, in particular, in relation to the development of share incentive schemes. They also assist the Remuneration Committee with agreeing appropriate packages reflecting the remuneration policy.

The Remuneration Report provides further information on this committee.

Nomination Committee
Chairman: Charles Gurassa
Other members: David Maloney, Caroline Marland, Rupert Gavin

The Nomination Committee was established by the Board at the first board meeting following the Company's admission to the official list of the London Stock Exchange and met twice during the year ended 31 March 2005.

This committee meets as and when necessary and has responsibility for, among other things, leading the process of Board appointments and making recommendations to the Board, among other matters, on Board composition and balance. The committee's role also includes reviewing the structure, size and composition of the Board, giving consideration to succession planning, considering potential Board candidates following recommendations from external advisers or applicants from open advertising, reviewing the leadership needs of the Company, reviewing the membership of the other Board committees and assessing the re-appointment of any non-executive director at the conclusion of their specified term of office.

During the year ended 31 March 2005, the committee had two brief meetings to discuss succession planning in respect of the Chief Executive Officer and Chief Financial Officer and to meet a prospective fourth independent non-executive director.

Relations with Shareholders
As well as ad hoc meetings between major shareholders and members of the Board that occur throughout the year, the Chief Executive Officer and Chief Financial Officer met with major shareholders after the announcement of the interim results and on other occasions. These meetings took place in the United Kingdom, the United States as well as major European financial centres. Analysts of the telecommunications sector are invited to either attend presentations on the Company's results or participate in conference calls to discuss them where this is more appropriate. The whole Board also receives briefings from the corporate finance team, Chief Executive Officer, Chief Financial Officer and Chairman on the views of major shareholders about the Company and the senior independent director is available to attend meetings with major shareholders to listen to their views. The Company also engages regularly with the media to help communicate with other stakeholders such as the public.

The Annual General Meeting will be held in London on 20 July 2005. It is the Company's intention that the chairpersons of the Audit, Nomination and Remuneration Committees and the other directors will be available to answer questions from shareholders at the Annual General Meeting.

The Company's investor relations team, corporate finance team and company secretarial team deal with day to day enquiries of investors and the investor relations sections of the Virgin Mobile website contain the Company's listing particulars and details of all previous results announcements as well as other information that may be of interest to investors.

Internal Control and Disclosure Controls and Procedures

The Board has overall responsibility for systems of internal control throughout the Group and for reviewing at least annually their effectiveness. The Board monitors all controls, including financial, operating and compliance controls and risk management. The control systems in place are designed to provide reasonable and not absolute assurance against loss or damage and are designed to manage rather than eliminate the risk of failure to achieve business objectives.

The key procedures operating within the Group are as follows:

Budgetary control

A detailed annual planning process is undertaken to produce a plan and a budget for the forthcoming financial year. Managers of individual areas of VMTL prepare plans and budgets for that financial year, within financial parameters set by the management of VMTL, which are challenged by the executive directors. An overall plan and budget is approved by the Board prior to the commencement of the financial year. Monthly management information is prepared and reviewed by the Board, including financial and non-financial performance showing variances against budget.

Control environment and control activities

The Board has a formal schedule of matters reserved to it for decision. The Group has established policies and procedures to ensure that expenditure, cash management, treasury management and other operations considered significant by their value or importance to the business are subject to the disciplines of appraisal and approval by appropriate levels of management.

Risk management

There is an on-going risk management process for identifying, evaluating and managing the significant risks faced by the Group. This process also deals with health and safety and environmental risks and hazards as described in more detail on page 42 of this Annual Report.
The process includes the following:

- Risk Forum (comprising the executive directors, the other members of the management team and the Head of Financial Control) carry out risk assessments on a quarterly basis, to determine the nature and extent of risks facing the Group;
- The profile of the significant risks is summarised and tracked using a consolidated risk map;
- The relevant members of the management team are responsible for managing the risks identified by the Risk Forum.
- The risk map is reviewed by the Audit Committee on a quarterly basis.

Reporting

The Audit Committee meets quarterly and, among other agenda items, will:

- Review the external and internal audit work plans;
- Consider reports from management and internal audit on the systems of internal control;
- Discuss with management the actions taken on areas identified either by the Board or by internal or external audits or by the Risk Forum.

The Chairman of the Audit Committee reports the significant issues to the Board.

Monitoring

The Group's internal audit function manage internal audit work, although significant internal audits are outsourced. The Audit Committee is responsible for reviewing the adequacy and effectiveness of the systems of internal control throughout the Group and has been assisted by the Chief Financial Officer, the Head of Financial Control and external consultants in this review.

REMUNERATION REPORT

Introduction
This is the first Remuneration Report published by the Remuneration Committee, which was established shortly after the Company's admission to the official list of the London Stock Exchange in July 2004. The Company's Remuneration Policy has been devised by the Remuneration Committee, approved by the Board and is set out below. The Company's shareholders will be invited to consider and vote on this report at the Annual General Meeting on 20 July 2005.

The Remuneration Committee
Chair: Caroline Marland
Other members: Rupert Gavin, David Maloney
The Remuneration Committee has responsibility for, amongst other things:
- the determination of specific remuneration packages for each of the executive directors and the Chairman, including pension rights, any compensation payments;
- recommending and monitoring the level and structure of remuneration for senior management; and
- reviewing the design of share incentive plans.

The terms of reference of the Remuneration Committee are available on request from the Company Secretary and are published on the Company's website at www.virginmobile.com/about.

The Remuneration Committee met three times during the year ended 31 March 2005. Details of attendance at each meeting are contained in the Corporate Governance Report on page 49.

The People Director is the internal adviser to the Remuneration Committee who provides information and advice to facilitate discussion and decision-making on remuneration matters. Where appropriate, the Chief Executive Officer has been invited to attend the meetings to express his views on the implementation of remuneration policy on his direct reports, but has not participated in any discussion on his own remuneration.

New Bridge Street Consultants LLP have been used by the Remuneration Committee as external independent advisers and provided information and data to the Remuneration Committee to assist with the development of executive remuneration and, in particular, in relation to the development of share incentive schemes. They also assisted the Remuneration Committee with agreeing appropriate packages to reflect the remuneration policy. They provide no other services to the Company. Their terms of reference are also published on the Company's website.

Remuneration Policy
The principle objectives of the Company's remuneration policy are to link pay and performance, align the executive directors' interests with those of shareholders and ensure that remuneration is competitive and sufficient to attract, retain and motivate high calibre directors to run the Company successfully. This is implemented by controlling the fixed elements of remuneration and providing the executive directors with the opportunity to earn significantly more through performance related variable pay.

In order to achieve these objectives, it is the policy of the Company to remunerate executive directors in accordance with the following principles:

Base Salary
The Remuneration Committee aims to set base salaries that are sufficient to attract, retain and motivate directors of the quality required to run the Company successfully whilst having regard to their contribution, responsibilities and function. When considering any increase to the directors' base salaries, the Remuneration Committee is also mindful of the salary increases awarded to other Company employees. Base salary awards are reviewed against those paid at other telecommunication companies and against those paid to directors of other quoted companies with a similar market capitalisation. The Remuneration Committee's policy is to pay around the median salary of directors based on these comparators.

Pension

The Company has decided not to operate a final salary pension scheme. Instead, a money purchase pension scheme is available and contributions are based only on base salary. The Remuneration Committee's policy is to pay pension contributions that are in line with the market rate that are paid by similar companies that only have a money purchase pension scheme.

Annual Bonus

The Remuneration Committee recognises the importance of cash bonuses that have annual targets linked to the success of the Company's business. The Remuneration Committee's policy is that directors at the Company should have an annual bonus potential in the upper quartile compared to other quoted companies with a similar market capitalisation.

Long Term Incentives

A significant proportion of the total remuneration package of executive directors is designed to align a director's interests with the interests of its shareholders using long-term incentives. This enables executives to achieve significant rewards if the Company achieves significant growth in its earnings per share.

Levels of fees for non-executive directors reflect the time commitment and responsibilities of the role. Non-executive directors do not participate in the Company's annual bonus plan, the pension scheme or its employee share plans.

The Remuneration Committee reviews external market data supplied by external advisers as well as pay and employment conditions across the Group when determining the remuneration of directors.

The Remuneration Committee believes that the Remuneration Policy needs to remain flexible, and therefore, will be kept under continual review. The Remuneration Committee welcomes dialogue from the Company's shareholders and will keep shareholders fully informed of any future changes to this Remuneration Policy in future annual reports.

Components of Remuneration

Executive Directors' Remuneration

Executive directors receive base salary, pension and other benefits, annual bonus and long-term incentives. Details of the executive directors' remuneration package payable in the year ended 31 March 2005 are included on page 59 to 60. It is currently envisaged that, in line with the Remuneration Policy, in subsequent financial years the directors' remuneration will have the same structure that was in place during the year ended 31 March 2005.

– Base Salary

The executive directors' base salary is inclusive of any fees payable to them as directors of the Company or any associated company. The service agreements provide that salary is reviewed annually taking effect on 1 October each year and that any increase in salary shall be at the absolute discretion of the Company. The Remuneration Committee review salaries each year following review of market data supplied by external advisers.

– Pension and Other Benefits

Under their service agreements the executive directors are also entitled to the following:

(i) a contribution equal to 15% of base salary to the Company's pension scheme (this was increased from 10% in the year ended 31 March 2005 following a review by the Remuneration Committee which showed such an increase was in line with the benchmarking for money purchase schemes in the relevant benchmarking grouping and reflected median contribution rates);
(ii) medical insurance (subject to the rules of the scheme);
(iii) death in service insurance providing cover of 4 times the lower of salary and the statutory or other regulatory limit imposed from time to time;
(iv) continued disability insurance providing cover not exceeding 67% of salary until retirement;
(v) car allowances which are reviewed by the Board annually; and
(vi) 30 working days' holiday in each calendar year (excluding bank and other public holidays).

– Annual Bonuses

Under the service agreements, the executive directors may be awarded an annual bonus payment of up to a maximum of 100% of their annual base salary. On target bonuses are 50% of base annual salary. The payment of these bonuses may be suspended or discontinued by the Board at any time in the interests of the Company. For the year ended 31 March 2005 the bonuses were based on the following weighted performance criteria: 40% on the Company's profitability; 20% on the Company meeting its customer budgets; 20% on the Company meeting its customer service budgets and 20% on the executive director's personal performance criteria. Future performance criteria and budgets will be agreed by the Board.

– Long Term Incentives

The Remuneration Committee administers the Performance Share Plan (PSP). Awards made under the PSP are neither transferable nor pensionable. The Company's current policy is that only a selected group of the Company's most senior executives are granted awards under the PSP. No awards will be granted to an individual in any financial year over ordinary shares of the Company whose value is greater than 150% of that individual's annual rate of salary, other than in exceptional circumstances determined by the Remuneration Committee, in which case the limit is 200% of that individual's salary. Participants in the PSP have not and will not receive options under the Discretionary Share Option Plan. All awards made under the PSP are subject to a performance condition set by the Remuneration Committee at the time of grant of the awards. The performance condition is based on the three year compounded annual growth in the Company's aggregate normalised basic earnings per share (EPS) compared to the retail prices index (RPI) over the three-year performance period, as follows:

Normalised EPS per annum	Percentage of award that vests
Less than RPI + 6%	0%
RPI + 6%	25% of awards up to 100% of a participant's salary
Between RPI + 6% and RPI + 12%	Pro rata between 25% and 100% of awards up to 100% of a participant's salary
RPI + 12%	100% of awards up to 100% of a participant's salary
Between RPI + 12% and RPI + 15%	Pro rata between 0% and 100% of that part of an award in excess of 100% of a participant's salary
RPI + 15%	100%

The performance period comprises the financial year of the Company in which the grant date of the award falls and the following two financial years, with the aggregate normalised EPS figures for these three years being compared to the EPS for the financial year immediately preceding the performance period. For the first grant of awards on 27 July 2004 the base EPS was determined by the Remuneration Committee on an appropriate basis, taking into account the financial effect of the changes in the capital structure and the telecommunications supply agreement with T-Mobile and was based on EPS before exceptional items and normalised for tax. The Remuneration Committee believes that these measures are the most appropriate means of aligning the interests of executives with those of shareholders because earnings are a key financial measure for the Company, particularly as the Company's shares were only recently admitted to the official list of the London Stock Exchange. A comparative performance condition, for example one based on shareholder return, was unworkable because the Company is different from any other listed telecommunications company in the United Kingdom.

If the performance target is not met after three years, awards will lapse immediately; there will be no opportunity to re-test the performance condition. The Remuneration Committee may amend the performance condition if an event occurs that causes it reasonably to consider that the original performance condition will not, without alteration, achieve its original purpose, provided that the Remuneration Committee acts fairly and reasonably, and that the amended condition would, in the opinion of the Remuneration Committee, be materially no less demanding to satisfy than the original condition as contemplated at the date of grant. Any amendment will be disclosed in the Remuneration Report following the amendment. No amendments were made in the financial year ended 31 March 2005.

– Pre-IPO Share Option Scheme (Pre-IPO Plan)

Several senior managers, including the executive directors, were granted options to acquire a total of 11,936,100 ordinary shares in the Company under the Virgin Mobile Pre-IPO Plan as part of the reward for their past service at an exercise price of 145.868p per ordinary share. As the options granted under the Pre-IPO Plan are to reward past performance, they are not subject to performance conditions. Half the options became exercisable on admission to the official list of the London Stock Exchange and the remainder of the options became exercisable on 31 March 2005.

The options lapse to the extent unexercised on the tenth anniversary of their date of grant. The Remuneration Committee will not operate the Pre-IPO Plan in the future.

– Share Incentive Plan (SIP)

Every eligible employee of the Group, including the executive directors, was granted free shares under the SIP on admission of the Company's shares to the official list of the London Stock Exchange. The number of free shares that were awarded was linked to past service so that each eligible employee received approximately £280 worth of ordinary shares for each year of service to the Group. The amount received was pro-rated for part years of service.

The SIP operates through a trust, which acquires ordinary shares by purchase or by subscription and holds them on behalf of the employees. Free shares must be held in trust for a period of at least three years from the date on which the shares are allocated to employees unless the employee ceases employment in certain circumstances.

– Savings-Related Share Option Plan

The executive directors are also eligible to participate in an Inland Revenue approved savings related share option plan, in which all UK employees within the Group may participate.

Under the Save As You Earn (SAYE) Plan, options are granted at a discount of 20% to the market value of ordinary shares and are linked to either a three year or five year savings contract. The maximum monthly amount that may be saved is £250. The exercise of options under the SAYE Plan is not subject to the satisfaction of performance conditions.

Non-Executive Directors' Remuneration

Details of the non-executive directors' remuneration packages paid in the year ended 31 March 2005 are included on page 59. The Company does not contribute to the pension of any non-executive director.

The executive directors of the Board will review the remuneration of non-executive directors annually.

Except for Charles Gurassa, an annual fee of £5,000 is payable to a non-executive director for each committee that they chair. Charles Gurassa is provided with secretarial and administrative services required for him to carry out his duties. As part of his fee arrangement Charles Gurassa has acquired £500,000 worth of ordinary shares (Invested Shares) in the Company at 200 pence a share. The Invested Shares were purchased from Bluebottle Investments (UK) Limited. Provided he continues to provide his services and continues to hold the Invested Shares until the third anniversary of admission of the Company to the official list of the London Stock Exchange he will become entitled to a fee (payable in ordinary shares but net of all withholding taxes) equal to the market value of the Invested Shares at that time. Charles Gurassa's right to receive this fee will be accelerated if his appointment is terminated due to death or disability or there is a takeover of the Company before such anniversary. If his appointment is terminated for cause he will lose his right to the fee. If his appointment is terminated in any other circumstance than those referred to above, the amount of the fee payable will be pro rata to the extent that the three year period has elapsed. The number of ordinary shares by reference to which the fee is calculated will be adjusted, as appropriate, if there is any variation in the share capital of the Company (including a capitalisation or rights issue) or a demerger of the Company. If there is a capitalisation issue, ordinary shares received in respect of his Invested Shares will form part of his Invested Shares. If there is a rights issue he must acquire, as additional Invested Shares, that number of ordinary shares that can be acquired from selling sufficient of his rights in respect of the Invested Shares so that the net proceeds of sale can be used to subscribe for the balance.

Service Contracts

The executive directors' service contracts were all entered into on 28 June 2004, although the effective dates are all 26 July 2004. Each of the executive directors' service contracts have no fixed term and are terminable by either party giving to the other no less than twelve months' notice in writing. No compensation is required to be paid on termination of the service contracts.

All of the non-executive appointments will terminate automatically on the date of their ceasing to be a director. Charles Gurassa was appointed on 28 June 2004 for an initial term of three years. His appointment is terminable by either party on twelve months' written notice. Caroline Marland and Rupert Gavin were appointed as non-executive directors of the Company for an initial term of three years although either party may terminate their respective appointments at any time on one month's notice. David Maloney was appointed as a non-executive director of the Company for an initial term of two years although either party may terminate the appointment at any time on one month's notice. Gordon McCallum was appointed as a director of the Company for an initial term of three years although he can terminate the appointment at any time on one month's written notice. His appointment will also terminate automatically by removal by Bluebottle Investments (UK) Limited or retirement or removal pursuant to the Company's articles of association or the Relationship Agreement.

Share Ownership Guidelines

Share ownership guidelines are in place for the executive directors of the Company. These guidelines encourage the Chief Executive Officer to acquire and maintain a shareholding in the Company of a value equivalent to two times base salary and other executive directors to acquire and maintain a shareholding of a value equivalent to their base salary. To the extent that shareholding targets in the guidelines are not already met, it is anticipated that the executive directors will meet the targets within a period of five years. Once these targets have been met, the executive directors should maintain their shareholding at the specified level. The Remuneration Committee will review the share ownership guidelines periodically.

Other Matters

There is no arrangement under which a director of the Company has waived or agreed to waive future emoluments nor have there been any such waivers during the financial year ended 31 March 2005. There are no outstanding loans or guarantees granted or provided by any member of the Group to, or for the benefit of, any of the directors of the Company.

The executive directors do not currently hold any non-executive directorships at other companies. There is no prohibition on taking non-executive positions, but the Board would have to approve any such proposal. The question of whether or not the executive director would be entitled to keep the fees from such position will be determined at that time and would be disclosed in future remuneration reports.

Total Shareholder Return

The performance graph below illustrates the Company's total shareholder return from 20 July 2004 (when the Company was first listed) to 31 March 2005, compared to the FTSE Mid 250 Index. The FTSE Mid 250 Index has been chosen because the Company became a constituent of that index shortly after its flotation.

Total shareholder return


£ value
125
120
115
110
105
100
95
Virgin Mobile Holdings (UK) plc
FTSE Mid 250
20 July 2004
31 March 2005

Source: Thomson Financial

This graph shows the value, by 31 March 2005, of £100 invested in Virgin Mobile Holdings (UK) plc on 20 July 2004 compared with the value of £100 invested in the FTSE Mid 250 Index (excluding Investment Trusts). It should be highlighted that whilst the investment in the FTSE Mid 250 Index includes dividend returns, due to the period covered, the investment in Virgin Mobile Holdings (UK) plc does not include any dividend returns.

Audited Information

Emoluments and Compensation

The remuneration of the directors payable for the year to 31 March 2005 from the Company are set out below. The remuneration of the current directors are for the period from their appointment to 31 March 2005.

Name	Salary/Fees[1] £'000	Benefits[2] £'000	Annual Bonuses £'000	Pension Contributions £'000	Total £'000
Previous Directors					
Susannah Parden	–	–	–	–	–
Jane Bullock	–	–	–	–	–
Chairman					
Charles Gurassa[3]	114	–	–	–	114
Chief Executive					
Thomas Alexander[4]	297	20	222	30	569
Executive Directors					
Alan Gow	191	17	142	19	369
Jonathan Steel[4]	187	14	112	19	332
Non-Executive Directors					
Caroline Marland	34	–	–	–	34
David Maloney	34	–	–	–	34
Rupert Gavin[5]	30	–	–	–	30
Gordon McCallum[6]	30	–	–	–	30

Notes

1 Salary/fees comprise base salary and fees for being chairperson of a committee of the Board.
2 Benefits principally comprise car allowances, private health insurance and life assurance.
3 Charles Gurassa's service contract includes provision for secretarial and administrative support.
4 As part of the Group reorganisation described in note 1 to the accounts, Thomas Alexander and Jonathan Steel received £1,961,561 and £490,390 respectively for part of their shareholdings in Virgin Mobile Telecoms Limited.
5 Rupert Gavin received £12,808 of his salary directly until October 2004 and the remainder was paid to Incidental Colman Limited for his services.
6 Gordon McCallum's salary is paid to Virgin Management Limited for his services.

Director's Beneficial Interests

The directors' beneficial interests in the ordinary shares of the Company, excluding interests in the Pre-IPO Plan, PSP or SIP are shown below:

Director	Shareholding as at 31 March 2004	Shareholding as at 31 March 2005
Charles Gurassa[1]	–	250,000
Thomas Alexander[1]	–	1,270,971
Jonathan Steel[1]	–	317,743
Gordon McCallum[1]	–	770,971
Rupert Gavin	–	10,000
David Maloney	–	5,000
Alan Gow	–	–
Caroline Marland	–	–

Notes

1 These shares were acquired before the admission of the Company to the official list of the London Stock Exchange.

Long Term Incentive Scheme (PSP)

Awards over ordinary shares of the Company ("Awards") were granted at the Company's admission to the official list of the London Stock Exchange to the executive directors under the Virgin Mobile Performance Share Plan as described above, such awards being exercisable, subject to the satisfaction of the performance conditions, for nil consideration.

Name	Number of Ordinary Shares under Awards held as at 31 March 2004	Number of Ordinary Shares under Awards granted during the year	Awards lapsed during the year	Number of Ordinary Shares under Awards held as at 31 March 2005	Exercise Price	Vesting Date	Expiry Date
Thomas Alexander	–	294,503	–	294,503	Nil	27 July 2007	27 Jan 2008
Alan Gow	–	157,068	–	157,068	Nil	27 July 2007	27 Jan 2008
Jonathan Steel	–	153,796	–	153,796	Nil	27 July 2007	27 Jan 2008

The closing market price of the ordinary shares on the date the awards were granted was 190.62p. The Awards are subject to the performance condition set out on page 56 under Long Term Incentives.

Other Share Option Schemes

The following options over ordinary shares of the Company have been granted to the executive directors under the Pre-IPO Plan as part of the reward for their past service.

Director	Number of Ordinary Shares Under Option as at 31 March 2004	Number of Ordinary Shares Under Option granted during the year	Options lapsed during the year	Number of Ordinary Shares Under Option as at 31 March 2005	Date of Grant	Exercise Price	Date exercisable from	Expiry Date
Thomas Alexander	–	1,585,175	–	1,585,175	8 July 2004	145.868p	21 July 2005	8 July 2014
Alan Gow	–	1,323,605	–	1,323,605	8 July 2004	145.868p	21 July 2005	8 July 2014
Jonathan Steel	–	397,570	–	397,570	8 July 2004	145.868p	21 July 2005	8 July 2014

The closing market price of the Company's ordinary shares at the end of the year was 220 pence. The highest and lowest prices of the Company's ordinary shares during the year since the Company's admission to the official list of the London Stock Exchange was 280.31 pence and 174.5 pence.

Under the free share award as part of the SIP, the following directors were awarded the following number of free shares, which are held in trust:

Director	Number of Ordinary Shares Held Under the SIP as at 31 March 2004	Number of Ordinary Shares Held Under the SIP as at 31 March 2005	Date of Grant
Thomas Alexander	–	734	26 July 2004
Alan Gow	–	550	26 July 2004
Jonathan Steel	–	734	26 July 2004

As explained above, the SIP operates through a trust, and the free shares must be held in trust for a period of between three and five years from the date of grant.

By Order of the Board
Caroline Marland
Chair of the Remuneration Committee
26 May 2005

STATEMENT OF DIRECTORS' RESPONSIBILITIES

United Kingdom company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control, for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors present their report and the audited financial statements for the year ended 31 March 2005.

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF VIRGIN MOBILE HOLDINGS (UK) PLC

We have audited the financial statements of Virgin Mobile Holdings (UK) plc for the year ended 31 March 2005 which comprise the profit and loss account, the balance sheets, the cash flow statement, and the related notes 1 to 28. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Annual Report including the Remuneration Report. Our responsibility is to audit the financial statements and the part of the Remuneration Report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors' Report and the other information contained in the Annual Report for the above year as described in the contents section including the unaudited part of the Remuneration Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Remuneration Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Remuneration Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Remuneration Report described as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2005 and of the profit of the Group for the year then ended; and
- the financial statements and part of the Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors

London

26 May 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

YEAR ENDED 31 MARCH 2005

	Note	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Turnover before exceptional item		521,296	122,848
Exceptional turnover	3	–	1,001
Turnover	2	521,296	123,849
Cost of sales		(301,624)	(68,891)
Gross profit		219,672	54,958
Administrative expenses before exceptional operating costs		(136,825)	(32,246)
Exceptional operating costs	3	(15,189)	-
Administrative expenses		(152,014)	(32,246)
Operating profit before operating exceptional items		82,847	21,711
Exceptional items	3	(15,189)	1,001
Operating profit		67,658	22,712
Finance charges (net)	4	(14,543)	(1,903)
Profit on ordinary activities before taxation	5	53,115	20,809
Tax on profit on ordinary activities	7	(18,372)	(5,987)
Profit for the financial period		34,743	14,822
Equity dividends	8	(12,343)	-
Retained profit for the financial period		22,400	14,822
Earnings per ordinary share	9	13.8p	5.9p
Diluted earnings per ordinary share	9	13.6p	5.9p
Underlying earnings per ordinary share	9	18.4p	5.6p

All amounts derive from continuing operations.
There were no other recognised gains and losses in these periods.

CONSOLIDATED BALANCE SHEET

AS AT 31 MARCH 2005

	Note	31 March 2005 £'000	31 March 2004 £'000
Fixed assets			
Tangible assets	11	21,059	26,532
Current assets			
Stocks	13	5,941	10,801
Debtors	14	24,253	39,865
Deferred tax asset	14	17,821	36,193
Cash at bank and in hand		13,220	37,481
		61,235	124,340
Creditors: amounts falling due within one year	15	(141,154)	(445,681)
Net current liabilities		(79,919)	(321,341)
Total assets less current liabilities		(58,860)	(294,809)
Creditors: amounts falling due after more than one year	16	(200,625)	(1,201)
Net liabilities		(259,485)	(296,010)
Capital and reserves			
Called up share capital	18	25,293	25,000
Share premium account	19	15,859	11,870
Merger reserve	19	(328,348)	(247,784)
Profit and loss account	19	27,711	(85,096)
Accumulated deficit	20	(259,485)	(296,010)

These financial statements were approved by the Board of Directors on 26 May 2005 and signed on its behalf by:

Alan Gow
Chief Financial Officer

COMPANY BALANCE SHEET

AS AT 31 MARCH 2005

	Note	31 March 2005 £'000	31 March 2004 £'000
Fixed assets			
Investments	12	52,028	–
Current assets			
Debtors	14	23,102	–
Deferred tax asset	14	932	–
Cash at bank and in hand		167	–
		24,201	–
Creditors: amounts falling due within one year	15	(17,176)	–
Net current assets		7,025	–
Net assets		59,053	–
Capital and reserves			
Called up share capital	18	25,293	–
Share premium account	19	15,859	–
Merger reserve	19	11,482	–
Profit and loss account	19	6,419	–
Shareholders' funds		59,053	–

These financial statements were approved by the Board of Directors on 26 May 2005 and signed on its behalf by:

Alan Gow
Chief Financial Officer

CONSOLIDATED CASH FLOW STATEMENT

YEAR ENDED 31 MARCH 2005

	Note	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Net cash inflow from operating activities	21	90,780	40,069
Returns on investments and servicing of finance	22	(12,124)	(1,460)
Capital expenditure and financial investment	22	(11,502)	(1,324)
Cash inflow before financing		67,154	37,285
Financing	22	(91,415)	(46,403)
Decrease in cash in the period	23	(24,261)	(9,118)

NOTES TO THE ACCOUNTS

YEAR ENDED 31 MARCH 2005

1. Accounting policies

The financial statements are prepared in accordance with applicable UK accounting standards. The particular accounting policies adopted, all of which have been applied consistently throughout all the periods presented, are described below.

Basis of preparation

During the year, the Group underwent a reorganisation. Prior to the reorganisation, the share capital of Virgin Mobile Telecoms Limited, the principal operating company of the Group, was divided into a number of different classes of shares. As part of the reorganisation, two further companies were added to the Group. Virgin Mobile Holdings (UK) plc, the holding company of the Group, owns 100% of the shares in Virgin Mobile Group (UK) Limited which is also the borrower under the new credit facility which was entered into on 2 July 2004. Virgin Mobile Group (UK) Limited in turn owns 100% of the shares in Virgin Mobile Telecoms Limited, which have been reorganised into one class. The reorganisation involved a number of share transfers at market value the consideration for which was either an issue of shares in Virgin Mobile Holdings (UK) plc or cash.

This reorganisation has been accounted for as a group reorganisation in accordance with Financial Reporting Standard 6 "Acquisitions and mergers" ("FRS 6"). The difference between the cost of investment in Virgin Mobile Telecoms Limited and the share capital of Virgin Mobile Telecoms Limited that arises on consolidation has been treated as a merger reserve in accordance with FRS 6. This merger reserve only arises upon consolidation and does not impact the level of distributable reserves within the Group. In accordance with FRS 6, the financial statements have been prepared for all periods as if the group reorganisation had occurred before 1 January 2004. Therefore the balances payable to the previous Virgin Mobile Telecoms Limited shareholders that arose through the group reorganisation have been included within the comparative balance sheets, and finance costs of non-equity shares have been excluded from the comparative profit and loss account.

On 29 July 2004, the High Court granted an order confirming the reduction of the share premium account by £80,564,000 of its operating company subsidiary, Virgin Mobile Telecoms Limited. This has been accounted for in the consolidated balance sheet as a movement in reserves between the merger reserve and profit and loss account in the year ended 31 March 2005.

This share reduction and group reorganisation has been accounted for using merger accounting principles, in order to meet the overriding requirement under section 227(6) of the Companies Act 1985 for financial statements to present a true and fair view. The transaction does not meet one of the conditions for merger accounting under the Companies Act 1985, namely that the fair value of any non-equity consideration must not exceed 10% of the nominal value of equity shares issued. However, the Directors consider that the alternative approach of acquisition accounting, with the restatement of separable assets and liabilities to fair values, the creation of goodwill and inclusion of post-reorganisation results only, would not give a true and fair view of the Group's results and financial position. The substance of the transaction was not the acquisition of a business but a group reorganisation under which a new holding company has been established with all the former ordinary shareholders of the Group having the same proportionate interest in the new holding company as they had previously held in the Group. The Directors consider that it is not practicable to quantify the effect of this departure from the Companies Act 1985 requirements.

1. Accounting policies (continued)

Basis of consolidation

The group accounts consolidate the accounts of Virgin Mobile Holdings (UK) plc and its subsidiary undertakings drawn up to 31 March each year. The results of subsidiaries acquired are consolidated for the periods from which control passed. Acquisitions are accounted for under the acquisition method.

Turnover

Turnover represents amounts receivable for handset and airtime services provided in the normal course of business, net of VAT and trade discounts.

Handsets and other equipment turnover is recognised based on the amounts receivable at the date of sale. Airtime turnover derived from customers is recognised based on the usage of the network in the period. Prepaid airtime sales are deferred until the customer uses the stored value.

Subscriber acquisition costs

Subscriber acquisition costs, which include the commission costs associated with acquiring new customers and other incremental costs of customer acquisition, are recognised in the profit and loss account as incurred.

Finance costs

Finance costs of debt are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount.

Taxation

Corporation tax is provided on taxable profits at the current rate. No charge is made for group relief in respect of losses claimed or surrendered to and from other group companies.

Deferred tax is provided in full on all timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and laws. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost or valuation, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Leasehold improvements	3 years
Computer systems	2–3 years
Fixtures and fittings	3 years
Office equipment	3 years

Residual value is calculated on prices prevailing at the date of acquisition. Depreciation is not charged on assets in the course of construction until they are ready for service.

1. Accounting policies (continued)
Basis of consolidation
The group accounts consolidate the accounts of Virgin Mobile Holdings (UK) plc and its subsidiary undertakings drawn up to 31 March each year. The results of subsidiaries acquired are consolidated for the periods from which control passed. Acquisitions are accounted for under the acquisition method.

Turnover
Turnover represents amounts receivable for handset and airtime services provided in the normal course of business, net of VAT and trade discounts.

Handsets and other equipment turnover is recognised based on the amounts receivable at the date of sale. Airtime turnover derived from customers is recognised based on the usage of the network in the period. Prepaid airtime sales are deferred until the customer uses the stored value.

Subscriber acquisition costs
Subscriber acquisition costs, which include the commission costs associated with acquiring new customers and other incremental costs of customer acquisition, are recognised in the profit and loss account as incurred.

Finance costs
Finance costs of debt are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount.

Taxation
Corporation tax is provided on taxable profits at the current rate. No charge is made for group relief in respect of losses claimed or surrendered to and from other group companies.

Deferred tax is provided in full on all timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and laws. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Tangible fixed assets
Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost or valuation, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Leasehold improvements	3 years
Computer systems	2–3 years
Fixtures and fittings	3 years
Office equipment	3 years

Residual value is calculated on prices prevailing at the date of acquisition. Depreciation is not charged on assets in the course of construction until they are ready for service.

1. Accounting policies (continued)

Investments

Fixed asset investments are shown at cost less provision for impairment. Current asset investments are stated at lower of cost and net realisable value.

Stocks

Stocks are stated at the lower of cost and net realisable value. Net realisable value is based on the estimated selling price, less further direct selling costs. Provision is made for obsolete, slow-moving or defective items where appropriate.

Leases

Assets obtained under hire purchase contracts or finance leases are capitalised in the balance sheet. Those held under hire purchase contracts are depreciated over their useful economic lives. Those held under finance leases are depreciated over their estimated useful lives or the leases' term, whichever is shorter. The interest element of these obligations is charged to the profit and loss account over the relevant period. The capital element of the future payments is treated as a liability.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis. Benefits received and receivable as an incentive to sign an operating lease are similarly spread on a straight-line basis over the lease term, except where the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate is shorter than the full lease term, in which case the shorter period is used.

Pension costs

The Group operates a defined contribution pension scheme. For defined contribution schemes the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits is the contributions payable in the period. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Share options

Following the issuance of Financial Reporting Standard 20 "Share based payments" ("FRS 20") the Group has elected to adopt this standard early in line with the recommendation of the Accounting Standards Board and in order to avoid a change in the Group's accounting policy for share based payments in future periods. All outstanding equity instruments at the balance sheet date have been accounted for using FRS 20. The Group issues equity-settled share-based payments to certain employees. These share based payments are measured at fair value at the date of grant. The fair value determined is expensed on a straight line basis over the vesting period, based on the Group's estimate of shares that will vest. The amount charged to the profit and loss account is also included as movement in reserves.

Fair value is measured by use of the "Stochastic Model", which determines fair value based on running a number of different scenarios for future share prices. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The Group has no cash-settled share-based payment schemes.

1. Accounting policies (continued)

Foreign currency

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged, at the forward contract rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate.

Derivative financial instruments

The Group uses derivative financial instruments to reduce exposure to interest rate movements and foreign exchange risk. The Group does not hold or issue derivative financial instruments for speculative purposes.

For an interest rate swap to be treated as a hedge the instrument must be related to actual assets or liabilities or a probable commitment and must change the nature of the interest rate by converting a fixed rate to a variable rate or vice versa. Interest differentials under these swaps are recognised by adjusting net interest payable over the periods of the contracts.

For a forward contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currencies or similar currencies as the hedged item and must also reduce the risk of foreign exchange movements on the Group's operations. Gains and losses arising on these contracts are only recognised in the profit and loss account when the hedged transaction itself has been reflected in the Group's accounts.

If an instrument ceases to be accounted for as a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognised at that time.

2. Segmental information

The Group's operations and markets are located within the United Kingdom and form a single segment with two types of product: service and equipment.

3. Exceptional items

	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Capital restructuring and IPO related expenses	(6,320)	–
Pre–IPO employee share options scheme cost	(8,869)	–
Revenue for previously disputed marketing support contributions	–	1,001
Total exceptional (expenses) income	(15,189)	1,001

The cash expense for £6,320,000 relates to expenditure by the Group with respect to the group reorganisation undertaken and the Initial Public Offering ("IPO") in the year.

The non-cash expense for £8,869,000 relates to the implementation of the pre-IPO share option scheme under which share options were granted to employees as a reward for growing the business in the period from launch until the IPO.

As a result of the settlement of various disputes involving Virgin Mobile Telecoms Limited, T-Mobile and certain Virgin Group companies, Virgin Mobile Telecoms Limited was entitled to receive certain amounts for previously disputed marketing support contributions that would be determined following future proceedings. The amount was determined with certainty prior to the approval of the financial statements for the three months ended 31 March 2004 and £1,001,000 was recognised as turnover in the results for this period for previously disputed marketing support contributions for the period ended 31 March 2004.

4. Finance charges (net)

	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Interest payable on:		
Bank loans and overdrafts	(14,392)	(898)
Finance leases	(2)	(2)
Loans from related companies	(830)	(754)
Loans from previous shareholder	(830)	(754)
Interest payable and similar charges	(16,054)	(2,408)
Interest receivable and similar income	1,511	505
	(14,543)	(1,903)

5. Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Depreciation and amounts written off tangible fixed assets:		
–Owned assets	17,428	4,294
–Leased assets	8	2
Operating lease rentals		
–Leasehold property	1,187	297
Auditors' remuneration for audit services	245	131
Auditors' remuneration for non-audit services	1,382	200

Of the £1,382,000 for auditors' remuneration for non-audit services, £1,300,000 relates to services provided in respect of the capital restructuring and IPO undertaken by the Group during the year.

6. Staff costs

The average monthly number of employees (including executive directors) was:

	12 months ended 31 March 2005	3 months ended 31 March 2004
Distribution	270	173
Marketing	55	53
Administration	1,131	1,026
	1,456	1,252

Their aggregate remuneration comprised:

	£'000	£'000
Wages and salaries	47,268	8,779
Social security costs	4,141	862
Other pension costs (see note 25)	1,125	261
	52,534	9,902

Of the £47,268,000 for wages and salaries, £8,869,000 relates to an exceptional operating expense for the implementation of the pre-IPO share option scheme under which share options were granted to employees as a reward for growing the business in the period from launch until the IPO (see notes 3 and 26).

Details of Directors' remuneration and interests are provided in the Remuneration Report on pages 59 to 60.

7. Tax on profit on ordinary activities

The tax charge for the period comprises:

	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Current tax		
UK corporation tax	–	–
Total current tax	–	–
Deferred tax		
Origination and reversal of timing differences	(18,372)	(5,987)
Total deferred tax (see note 14)	(18,372)	(5,987)
Total tax charge on profit on ordinary activities	(18,372)	(5,987)

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Profit on ordinary activities before tax	53,115	20,809
Tax on profit on ordinary activities at standard UK corporation tax rate of 30% (2004 – 30%)	15,935	6,243
Effects of:		
Expenses not deductible for tax purposes	1,173	58
Depreciation in excess of capital allowances	1,982	529
Timing differences in respect of share options	2,256	–
Utilisation of brought forward losses	(21,346)	(6,830)
Current tax charge	–	–

8. Dividend per share

	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Final dividend of 4.88p (3 months ended 31 March 2004 – nil) per ordinary share.	12,343	–
	12,343	–

9. Earnings per ordinary share

	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Earnings		
Profit for the period	34,743	14,822
Number of ordinary shares (000s)	250,919	250,000
Earnings per ordinary share		
Basic	13.8p	5.9p
Diluted	13.6p	5.9p

Earnings		
Profit for the period	34,743	14,822
Exceptional items	15,189	(1,001)
Tax effect of exceptional items	(3,646)	300
Underlying earnings	46,286	14,121
Underlying earnings per ordinary share	18.4p	5.6p

Due to the group reorganisation as described in note 1, the number of ordinary shares used to calculate earnings per ordinary share for all periods is based upon the 250,000,000 ordinary shares in issue following the group reorganisation, and adjusted in the current period for subsequent ordinary share issues. Similarly, the earnings used to calculate earnings per share for the comparative period exclude the finance costs of non-equity shares in issue at the time.

The diluted earnings per share for the current year includes the impact of 4,535,000 outstanding ordinary share options or rights to ordinary shares at 31 March 2005.

10. Profit attributable to Virgin Mobile Holdings (UK) plc

The retained profit for the year ended 31 March 2005 dealt with in the financial statements of the company, Virgin Mobile Holdings (UK) plc, was £3,306,000 (three months ended 31 March 2004 – £nil). As permitted by Section 230 of the Companies Act 1985, no separate profit and loss account is presented in respect of the Company.

11. Tangible fixed assets

Group	Leasehold improvements £'000	Fixtures and fittings £'000	Office equipment £'000	Computer systems £'000	Total £'000
Cost					
At 1 April 2004	7,797	773	417	65,821	74,808
Additions	50	218	5	10,519	10,792
Transfer from current assets	–	–	–	2,594	2,594
Disposals	–	–	–	(185)	(185)
At 31 March 2005	7,847	991	422	78,749	88,009
Accumulated depreciation					
At 1 April 2004	7,777	701	319	39,479	48,276
Charge for the period	20	80	50	17,286	17,436
Transfer from current assets	–	–	–	1,297	1,297
Disposals	–	–	–	(59)	(59)
At 31 March 2005	7,797	781	369	58,003	66,950
Net book value					
At 31 March 2005	50	210	53	20,746	21,059
At 31 March 2004	20	72	98	26,342	26,532

Tangible fixed assets for the Group include computer equipment and office equipment at a cost of £663,000 (31 March 2004 – £663,000) and net book value of £11,000 (31 March 2004 – £17,000) in respect of assets held under a finance lease. Computer systems for the Group includes £2,702,000 (31 March 2004 – £4,690,000) of assets in the course of construction.

12. Fixed asset investments

Company	£'000
At 1 April 2004	–
Additions	52,028
At 31 March 2005	52,028

The additions during the year represent the effect of the group reorganisation as described in note 1.

12. Fixed asset investments (continued)

Principal group investments

The Company and the Group have investments in the following subsidiary undertakings, which principally affected the profit or losses or net assets of the Group. All holdings are 100% of the equity share capital.

Name	Country of incorporation	Nature of business
Virgin Mobile Group (UK) Limited*	England	Holding company
Virgin Mobile Telecoms Limited	England	Telecoms services
Bluebottle Call Limited	England	Property holding

*Held directly by Virgin Mobile Holdings (UK) plc

13. Stocks

	Group	
	31 March 2005 £'000	31 March 2004 £'000
Finished goods held for resale	5,941	10,801

14. Debtors

	Group		Company	
	31 March 2005 £'000	31 March 2004 £'000	31 March 2005 £'000	31 March 2004 £'000
Trade debtors	18,667	28,370	–	–
Amounts owed by other related companies (see note 27)	1,291	7,515	–	–
Amounts owed by subsidiary undertakings	–	–	23,099	–
Prepayments and accrued income	4,295	3,980	3	–
	24,253	39,865	23,102	–

The Company balance sheet includes £2 due from its parent company at 31 March 2004.

14. Debtors (continued)

The deferred tax asset at 31 March 2005 and 31 March 2004 is made up as follows:

	Group		Company	
	31 March 2005 £'000	31 March 2004 £'000	31 March 2005 £'000	31 March 2004 £'000
Unrelieved trading losses	–	31,673	–	–
Accelerated capital allowances	15,527	4,520	–	–
Timing differences in respect of share options	2,294	–	932	–
	17,821	36,193	932	–

Of the Group's deferred tax asset of £17,821,000, £13,034,000 (31 March 2004 – £14,506,000) is due after more than one year. Of the Company's deferred tax asset of £932,000, £553,000 (31 March 2004 – £nil) is due after more than one year.

The movement in the deferred tax asset during the year is as follows:

	Group £'000	Company £'000
At 1 April 2004	36,193	–
Additions	5,532	932
Utilised during the year	(23,904)	–
(Charge) credit to profit and loss account	(18,372)	932
At 31 March 2005	17,821	932

15. Creditors: amounts falling due within one year

	Group		Company	
	31 March 2005 £'000	31 March 2004 £'000	31 March 2005 £'000	31 March 2004 £'000
Bank loans	49,490	23,012	–	–
Previous shareholder loan	–	38,375	–	–
Loan from original Virgin Mobile Telecoms Limited shareholders	–	240,969	–	–
Obligations under finance leases	3	6	–	–
Trade creditors	25,298	17,963	31	–
Amounts owed to other related companies (see note 27)	2,077	40,558	–	–
Amounts owed to subsidiary undertakings	–	–	3,629	–
Other taxation and social security	6,833	4,454	56	–
Other creditors	104	94	–	–
Accruals and deferred income	45,006	80,250	1,117	–
Proposed dividends	12,343	–	12,343	–
	141,154	445,681	17,176	–

During the year ended 31 March 2005 the Group repaid in full the syndicated loan facility outstanding at 31 March 2004. On 2 July 2004, Virgin Mobile Group (UK) Limited, a subsidiary of Virgin Mobile Holdings (UK) plc, entered into a £350 million credit facility. £330 million, net of £3.3 million issue costs, of this credit facility was drawn down in July 2004 and £80 million has been repaid by 31 March 2005. The credit facility is secured on the share capital and assets of the Virgin Mobile Group (UK) Limited group.

For further details of the interest rate profile and maturity of financial liabilities, see note 17.

16. Creditors: amounts falling due after more than one year

	Group	
	31 March 2005 £'000	31 March 2004 £'000
Bank loans	197,959	–
Obligations under finance leases	7	10
Accruals and deferred income	2,659	1,191
	200,625	1,201

The net finance lease obligations to which the Group are committed and which are secured on the related assets are:

	Group	
	31 March 2005 £'000	31 March 2004 £'000
In one year or less	3	6
Between one and two years	7	10
	10	16

17. Derivatives and other financial instruments

Set out below is an explanation of the role financial instruments have had during the period in creating or changing the risks the Group faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the period.

The Group has established treasury policies which are reviewed annually by the Board or Audit Committee to ensure they remain relevant to rapid business change. The major financial risks faced by the Group are foreign currency risk, interest rate exposure and liquidity risk. These are outlined below:

Foreign currency risk

About one-third of the handset purchases made by the Group are from suppliers in continental Europe. These purchases are invoiced in Euros. The Group's policy is to eliminate some currency exposure on purchases at the time of purchase through forward currency contracts. All other purchases are denominated in sterling.

Interest rate risk

The Group has entered into interest rate swaps to hedge against adverse movements in LIBOR in relation to its credit facility. The Group's policy is to keep between 50% and 75% of the credit facility borrowing at fixed rates of interest. As at 31 March 2005, 60% of the credit facility was covered by fixed rate interest rate swaps. The numerical disclosures in this note deal with financial assets and financial liabilities as defined in Financial Reporting Standard 13 "Derivatives and other financial instruments: Disclosures" ("FRS 13"). Certain financial assets such as investments in subsidiary and associated companies are excluded from the scope of these disclosures. The loan from the original Virgin Mobile Telecoms Limited shareholders of £240,969,000 that arose through the group reorganisation, as described in note 1, and has been included within the comparative balance sheet has also been excluded from the scope of these disclosures. As permitted by FRS 13, short term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

Liquidity risk

The Group's overall objective is to ensure that it is, at all times, able to meet its financial commitments as and when they fall due. To this end, surplus funds are collected and invested with approved counter-parties, within authorised limits, with the aim of maintaining short term liquidity while maximising yield.

17. Derivatives and other financial instruments (continued)

Currency exposures

As at 31 March 2005, after taking into account the effects of forward foreign exchange contracts the Group had no currency exposures (31 March 2004 – £nil).

Interest rate profile

The Group has no financial assets other than cash at bank. All financial liabilities are denominated in sterling.
After taking into account interest rate swaps, the interest rate profile of the Group's financial liabilities at 31 March 2005 and 31 March 2004 was as follows:

	31 March 2005			31 March 2004		
	Total £'000	Floating rate £'000	Fixed rate £'000	Total £'000	Floating rate £'000	Fixed rate £'000
Borrowings	250,010	250,000	10	99,778	76,750	23,028

As at 31 March 2005, the Group had entered into an interest rate swap agreement, which has resulted in 60% of the credit facility being hedged at the year end. This interest rate swap agreement allows the interest rate to be fixed on a quarterly basis at a rate between an upper and a lower level. Although FRS13 treats interest rates under this interest rate swap agreement as floating rates, the Board views the interest rates as fixed rates in line with the Group's treasury policy.

As at 31 March 2004, all previously entered into interest rate swap agreements for borrowings had expired. The weighted average rate of interest on the outstanding syndicated loan facility, as at 31 March 2004, was 6% and was fixed for six months. The interest rate on the floating rate shareholder and previous shareholder loans was fixed on a quarterly basis at 4% above the three month LIBOR rate. These loans were repaid in full on 5 July 2004.

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at 31 March 2005 and 31 March 2004 was as follows:

	31 March 2005 Total Borrowings £'000	31 March 2004 Total Borrowings £'000
In one year or less	50,003	99,768
In more than one year but not more than two years	50,007	10
In more than two years but not more than five years	100,000	–
In more than five years	50,000	–
	250,010	99,778
Credit facility issue costs	(2,551)	–
Total	247,459	99,778

17. Derivatives and other financial instruments (continued)

Issue costs in respect of the credit facility were £3,300,000 and are being recognised in the profit and loss account over the term of the credit facility at a constant rate on the carrying amount. As at 31 March 2005, £2,551,000 of these costs had not been recognised in the profit and loss account, of which £510,000 relates to amounts falling due within one year and £2,041,000 relates to amounts falling due after more than one year.

Borrowing facilities

The Group had undrawn committed borrowing facilities at 31 March 2005 and 31 March 2004 in respect of which all conditions precedent had been met, as follows:

	31 March 2005 £'000	31 March 2004 £'000
Expiring in more than two years	100,000	10,000

Fair values

Set out below is a comparison by category of book values and fair values of the Group's financial liabilities at 31 March 2005 and 31 March 2004.

	31 March 2005		31 March 2004	
	Book value £'000	Fair value £'000	Book value £'000	Fair value £'000
Primary financial instruments held or issued to finance the Group's operations				
Short term financial liabilities and current portion of long term borrowings	49,493	50,783	99,768	99,952
Long term borrowings	197,966	203,478	10	10
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps	–	540	–	–
Forward foreign exchange contracts	–	(3)	–	105

The fair value of the interest rate swaps and forward foreign exchange contracts have been determined by reference to prices available from the markets on which the instrument involved is traded. All the other fair values shown above have been calculated by discounting cash flows at prevailing interest rates. As at 31 March 2004, the Group believed that the fair value of the shareholder and previous shareholder loans approximate their book value.

17. Derivatives and other financial instruments (continued)

Gains and losses on hedges

The Group enters into forward foreign currency contracts to eliminate some of the currency exposures that arise on purchases denominated in foreign currencies. It also uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the accounts until the hedged position matures.
An analysis of the unrecognised gains and losses for the year ended 31 March 2005 is as follows:

			31 March 2005
	Gains £'000	Losses £'000	Net £'000
Unrecognised gains and losses on hedges at 1 April 2004	–	105	105
Gains and losses arising in previous years that were recognised in the year ended 31 March 2005	–	(105)	(105)
Gains and losses arising before 1 April 2004 that were not recognised in the year ended 31 March 2005	–	–	–
Gains and losses arising in the year ended 31 March 2005 that were not recognised in the year ended 31 March 2005	3	540	537
Unrecognised gains and losses on hedges at 31 March 2005	3	540	537
Of which:			
Gains and losses expected to be recognised in the year ending 31 March 2006	3	196	193
Gains and losses expected to be recognised after 31 March 2006	–	344	344

An analysis of the unrecognised gains and losses for the three months ended 31 March 2004 is as follows:

			31 March 2004
	Gains £'000	Losses £'000	Net £'000
Unrecognised gains and losses on hedges at 1 January 2004	–	163	163
Gains and losses arising in previous years that were recognised in the three months ended 31 March 2004	–	(163)	(163)
Gains and losses arising before 1 January 2004 that were not recognised in the three months ended 31 March 2004	–	–	–
Gains and losses arising in the three months ended 31 March 2004 that were not recognised in the three months ended 31 March 2004	–	105	105
Unrecognised gains and losses on hedges at 31 March 2004	–	105	105
Of which:			
Gains and losses expected to be recognised in the year ending 31 March 2005	–	105	105
Gains and losses expected to be recognised after 31 March 2005	–	–	–

18. Called up share capital

		Group
	31 March 2005 £'000	31 March 2004 £'000
Authorised:		
330,000,000 (31 March 2004 – 330,000,000) ordinary shares of £0.10 each	33,000	33,000
Allotted and fully paid:		
252,935,948 (31 March 2004 – 250,000,000) ordinary shares of £0.10 each	25,293	25,000

Due to the group reorganisation as described in note 1, the number of ordinary shares in existence at the beginning of the period is based on the 250,000,000 ordinary shares in issue following the group reorganisation. The movement in the current period arose from the exercise of share options.

		Company
	31 March 2005 £'000	31 March 2004 £'000
Authorised:		
1,000 ordinary shares of £1 each	–	1
330,000,000 ordinary shares of £0.10 each	33,000	–
	33,000	1
Allotted and fully paid:		
2 ordinary shares of £1 each	–	–
252,935,948 ordinary shares of £0.10 each	25,293	–
	25,293	–

18. Called up share capital (continued)

On 16 June 2004, the Company subdivided its authorised share capital of 1,000 ordinary shares of £1 each into 100,000 shares of £0.01 each and 798 ordinary shares of £0.01 each were issued to Virgin Management Limited, the Company's immediate parent. Subsequently, Virgin Management Limited sold all of its 998 shares to Bluebottle Investments (UK) Limited, which then became the immediate parent of the Company.

Also on 16 June 2004, as part of the group reorganisation, the Company acquired various shares in Virgin Mobile Telecoms Limited, the consideration for which was the issue and allotment of two ordinary shares of £0.01 each in the capital of the Company.

On 1 July 2004, the Company consolidated its authorised share capital of 100,000 ordinary shares of £0.01 each into 10,000 ordinary shares of £0.10 each. The authorised share capital of the Company was then increased from £1,000 to £33,000,000 by the creation of 329,990,000 additional ordinary shares of £0.10 each. The Company used its share premium account to the amount of £24,529,731 to pay in full at par 245,297,307 unissued ordinary shares of £0.10 each, and these shares were issued and allotted to the sole holder of the ordinary shares in issue, Bluebottle Investments (UK) Limited, as a bonus issue.

On 20 July 2004, also as part of the group reorganisation, the Company acquired further various shares in Virgin Mobile Telecoms Limited, the consideration for which was cash and the issue and allotment of 4,702,593 ordinary shares of £0.10 each in the share capital of the Company.

Further movements in the current period arose from the exercise of share options.

18. Called up share capital (continued)

Share options

The Group has issued the following options to purchase ordinary shares in the Company:

Date options granted	Exercise price per share £	Exercisable from	Expiry date	Number of options outstanding 31 March 2005	Number of options outstanding 31 March 2004
Pre-IPO Plan (Pre-IPO Plan)					
8 July 2004	1.45868	26 July 2004	8 July 2014	3,032,102	–
8 July 2004	1.45868	31 March 2005	8 July 2014	5,968,050	–
				9,000,152	–
Savings Related Share Option Plan (Sharesave)					
1 October 2004	1.683	1 October 2007	1 April 2008	1,036,428	–
Discretionary Share Option Plan (DSOP)					
26 July 2004	1.91	26 July 2007	26 July 2017	1,501,999	–
Performance Share Plan (PSP)					
27 July 2004	nil	27 July 2007	27 January 2008	1,109,132	–
Total outstanding options				12,647,711	–

For further details of the share option schemes, see note 26.

19. Reserves

Group	Share premium account £'000	Merger Reserve £'000	Profit and loss account £'000	Total £'000
At 1 April 2004	11,870	(247,784)	(85,096)	(321,010)
Reduction of share premium account of subsidiary	–	(80,564)	80,564	–
Issue of share capital arising from the exercise of share options	3,989	–	–	3,989
Charges in respect of employee share schemes	–	–	9,843	9,843
Retained profit for the year	–	–	22,400	22,400
At 31 March 2005	15,859	(328,348)	27,711	(284,778)

19. Reserves (continued)

Company	Share premium account £'000	Merger Reserve £'000	Profit and loss account £'000	Total £'000
At 1 April 2004	–	–	–	–
Issue of share capital arising from the group reorganisation (see note 1)	11,870	11,482	–	23,352
Issue of share capital arising from the exercise of share options	3,989	–	–	3,989
Charges in respect of employee share schemes	–		3,113	3,113
Retained profit for the year	–	–	3,306	3,306
At 31 March 2005	15,859	11,482	6,419	33,760

20. Reconciliation of movements in group shareholders' funds

	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Profit for the financial period	34,743	14,822
Dividends payable	(12,343)	–
Charges in respect of employee share schemes	9,843	–
Issue of ordinary shares	4,282	–
Net movement to accumulated deficit	36,525	14,822
Opening accumulated deficit	(296,010)	(310,832)
Closing accumulated deficit	(259,485)	(296,010)

21. Reconciliation of operating profit to operating cash flows

	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Operating profit	67,658	22,712
Depreciation charges	17,436	4,296
Loss (gain) on disposal of fixed assets	126	(76)
Non cash charges in respect of employee share schemes	9,843	–
Decrease in stocks	4,860	(4,234)
Decrease in debtors	14,315	30,705
(Decrease) in creditors	(23,458)	(13,334)
Net cash inflow from operating activities	90,780	40,069

22. Analysis of cash flows

	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Returns on investments and servicing of finance:		
Interest received	1,511	505
Interest paid	(13,633)	(1,963)
Interest element of finance lease rentals	(2)	(2)
Net cash outflow from returns on investments and servicing of finance	(12,124)	(1,460)
Capital expenditure and financial investment:		
Purchase of tangible fixed assets	(11,502)	(1,447)
Proceeds from disposal of tangible fixed assets	–	123
Net cash outflow from capital expenditure and financial investment	(11,502)	(1,324)
Financing:		
Increase in new credit facility, net of issue costs	326,700	–
Repayment of old syndicated loan and new credit facility	(103,012)	(46,400)
Repayment of shareholder and previous shareholder loans	(78,410)	–
Repayment of loan from original Virgin Mobile Telecoms Limited shareholders	(240,969)	–
Issue of share capital	4,282	–
Repayment of capital element of finance lease	(6)	(3)
Net cash outflow from financing	(91,415)	(46,403)

23. Analysis and reconciliation of net debt

	1 April 2004 £'000	Cash flow £'000	Other non-cash changes £'000	31 March 2005 £'000
Cash in hand, at bank	37,481	(24,261)	–	13,220
Debt due within one year and after one year	(340,731)	95,691	(2,409)	(247,449)
Finance lease	(16)	6	–	(10)
Net debt	(303,266)	71,436	(2,409)	(234,239)

23. Analysis and reconciliation of net debt (continued)

	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Decrease in cash in the period	(24,261)	(9,118)
Cash drawn down under new credit facility, net of issue costs	(326,700)	-
Cash used to repay old syndicated loan and new credit facility	103,012	46,400
Cash used to repay shareholder and previous shareholder loans	78,410	-
Cash used to repay loan from original Virgin Mobile Telecoms Limited shareholders	240,969	-
Cash used to repay finance lease	6	3
Change in net debt resulting from cash flows	71,436	37,285
Other non-cash changes	(2,409)	(1,508)
Movement in net debt in period	69,027	35,777
Net debt brought forward	(303,266)	(339,043)
Net debt at period end	(234,239)	(303,266)

The non-cash changes represent the amortisation of the issue costs for the new credit facility and the interest on the shareholder and previous shareholder loans that were rolled up into the principal on a quarterly basis. The shareholder and previous shareholder loans were repaid on 5 July 2004.

24. Financial commitments

Annual minimum lease commitments:

	Group Land and buildings	
	31 March 2005 £'000	31 March 2004 £'000
Expiry date		
– within one year	–	–
– between two and five years	–	–
– after five years	1,092	1,092
	1,092	1,092

The Group and company have £nil (31 March 2004 – £nil) of capital commitments contracted but not provided for.

25. Pension arrangements

The Group operates a defined contribution scheme for which the pension cost charge for the twelve months ended 31 March 2005 amounted to £1,125,000 (three months ended 31 March 2004 – £261,000).

26. Share based payments

During the year ended 31 March 2005 the Group implemented a number of share incentive schemes, being the following:
- the Virgin Mobile Pre-IPO Pan (the "Pre-IPO Plan")
- the Virgin Mobile Share Incentive Plan (the "SIP")
- the Virgin Mobile Savings Related Share Option Plan (the "Sharesave")
- the Virgin Mobile Discretionary Share Option Plan (the "DSOP")
- the Virgin Mobile Performance Share Plan (the "PSP")

Pre-IPO Plan

Under the Pre-IPO Plan, on 8 July 2004 share options were granted to employees to acquire 11,936,100 ordinary shares in Virgin Mobile Holdings (UK) plc at an exercise price of £1.45868 per ordinary share. Options granted under the Pre-IPO Plan were not subject to performance conditions and 50% of the options granted became exercisable on 26 July 2004 with the remainder becoming exercisable on 31 March 2005. If the options remain unexercised after a period of ten years from the date of grant, the options expire. Furthermore, if an employee ceased to be employed by the Group, the unvested part of that employee's options were forfeited.

	12 months ended 31 March 2005 £'000	3 months ended 31 March 2004 £'000
Outstanding at the beginning of the year	–	–
Granted during the year	11,936,100	–
Exercised during the year	(2,935,948)	–
Outstanding and fully exercisable at the end of the year	9,000,152	–

The weighted average share price at the date of exercise for share options exercised under the Pre-IPO Plan during the period was £2.25. No share options under the Pre-IPO Plan have been forfeited during the year. The options outstanding at 31 March 2005 continue to have an exercise price of £1.45868, and an average remaining contractual life of 9.3 years. No share options under any of the other share option schemes have been exercised during the year.

SIP

On 26 July 2004, every employee of the Group (employed on 1 July 2004 and still employed on 26 July 2004) was awarded free shares in Virgin Mobile Holdings (UK) plc under the SIP. The award was linked to service history such that each eligible employee received £280 worth of ordinary shares for each year of service with the Group, pro-rated for part years of service. The ordinary shares for these awards were provided out of the Virgin Group shareholding.

Sharesave

Under the Sharesave, on 1 October 2004 employees were granted options to acquire 1,036,428 ordinary shares at an exercise price of £1.683 per ordinary share. Employees choosing to enter this scheme are required to save monthly amounts through a contractual savings arrangement over a period of three years. At the end of this savings period, a tax free bonus will be paid and employees may either exercise the options within six months or have the savings and bonus repaid.

26. Share based payments (continued)

DSOP

Under the DSOP, on 26 July 2004 share options were granted to employees to acquire 1,501,999 ordinary shares in Virgin Mobile Holdings (UK) plc at an exercise price of £1.91 per ordinary share. These options will normally become exercisable three years after their grant provided that the participant is still employed by the Group at that date, subject to the satisfaction of pre-determined performance conditions. For the share options granted on 26 July 2004, the performance condition is based on the three year compound annual growth in the Group's aggregate normalised basic earnings per share compared to the retail prices index ("RPI") over the three year performance period as follows:

Normalised earnings per share per annum	Percentage of award that vests
Less than RPI + 3%	0%
RPI + 3%	50%
Between RPI + 3% and RPI + 6%	Pro rata between 50% and 100%
RPI + 6%	100%

The base earnings per share for the options granted under the DSOP has been based on the results for the twelve months ended 31 March 2004, adjusted for financial effect of the changes in the capital structure and the new telecommunications supply agreement, and is based on results before exceptional items and normalised for tax.

PSP

Under the PSP, on 27 July 2004 options were granted to employees to acquire 1,109,132 ordinary shares in Virgin Mobile Holdings (UK) plc for nil payment. These options will normally become exercisable three years after their grant provided that the participant is still employed by the Group at that date, subject to the satisfaction of pre-determined performance conditions. For the share options granted on 27 July 2004, the performance condition is based on the three year compound annual growth in the Group's aggregate normalised basic earnings per share compared to the RPI over the three year performance period as follows:

Normalised earnings per share per annum	Percentage of award that vests
Less than RPI + 6%	0%
RPI + 6%	25% of awards up to 100% of a participant's salary
Between RPI + 6% and RPI + 12%	Pro rata between 25 % and 100% of awards up to 100% of a participant's salary
RPI + 12%	100% of awards up to 100% of a participant's salary
Between RPI + 12% and RPI + 15%	Pro rata between 0 % and 100% of that part of an award in excess of 100% of a participant's salary
RPI + 15%	100%

The base earnings per share for the options granted under the PSP has been based on the results for the twelve months ended 31 March 2004, adjusted for financial effect of the changes in the capital structure and the new telecommunications supply agreement, and is based on results before exceptional items and normalised for tax.

26. Share based payments (continued)
The fair values of these share incentive schemes have been measured by use of the stochastic model, based on the following input assumptions:

	Pre-IPO Plan	SIP	Sharesave	DSOP	PSP
Share price	£2.00	£1.9125	£1.7625	£1.9125	£1.91
Exercise price	£1.45868	nil	£1.683	£1.91	nil
Expected volatility	37%	37%	37%	37%	37%
Expected life	3 years	5 years	3.25 years	6 years	3 years
Risk free rate	5.2%	5.2%	4.72%	5.2%	5.1%
Expected dividends	2%	2%	2%	2%	2%

Expected volatility was determined by considering the volatility of other telecommunications companies from 1 April 2002 to the date the share incentive schemes were introduced.

The Group recognised total expenses of £9,843,000 related to equity-settled share-based payment transactions in the year ended 31 March 2005 (31 March 2004 – £nil). Of this amount £8,869,000 was recognised as an exceptional operating expense (see note 3).

27. Related party transactions
Prior to the reorganisation as detailed in note 1, the Directors regarded the Virgin Group shareholders, through various different Virgin Group companies, as the ultimate controlling party. As part of the reorganisation, two further companies have been added to the Group. The reorganisation involved a number of share transfers the consideration for which was either an issue of shares in Virgin Mobile Holdings (UK) plc or cash. As a consequence of the reorganisation, the Group paid £237,293,000 to the Virgin Group shareholders. The following transactions occurred with the Virgin Group during the year:

Virgin Mobile Telecoms Limited, a subsidiary of the Group, was originally partially financed by a loan facility from Bluebottle UK Limited, a member of the Virgin Group, on which interest at variable rates accrued. The principal amount of £38,375,000 was outstanding as at 31 March 2004 and interest accrued until the loan was repaid in full on 5 July 2004. The total interest for the period was £830,000 (three months ended 31 March 2004 – £754,000). This amount was rolled up to the principal and the total loan of £39,205,000 was repaid on 5 July 2004.

During the previous period, handset, airtime vouchers and other stock items were sold through retailer channels who are members of the Virgin Group. These sales, net of charges with respect to the distribution channels, for the three months ended 31 March 2004 amounted to £179,000. £6,159,000 remained outstanding, and was subsequently paid, as at 31 March 2004. Sales to Virgin Group retail channels ceased when a full roll-out of Virgin Mobile Stores had taken place during the three months ended 31 March 2004.

27. Related party transactions (continued)
During the year ended 31 March 2005, the Group incurred expenses of £3,471,000 (three months ended 31 March 2004 – £1,230,000) for charges in respect of Virgin Mobile Stores within various Virgin Retail outlets. Of this amount, £1,161,000 was outstanding at 31 March 2005 (31 March 2004 – £1,591,000). As part of the agreement, Virgin Retail passes through proceeds from sales of handsets, vouchers and other stock items to Virgin Mobile. £1,291,000 was due to Virgin Mobile in respect of these proceeds as at 31 March 2005 (31 March 2004 – £1,356,000).

Members of the Virgin Group performed additional services including printing, brand licensing, property rental and promotion, which were recharged on to the Group. For the year ended 31 March 2005, these amounted to £2,853,000 (three months ended 31 March 2004– £691,000) of which £624,000 (31 March 2004 – £490,000) remained unpaid as at 31 March 2005.

Virgin Management Limited provided three directors to the Group until 20 July 2004, and one director from then on. Virgin Management Limited received a £45,000 (three months ended 31 March 2004 – £11,250) consultancy fee for these executive services. An amount of £34,000 remained outstanding at 31 March 2005 (31 March 2004 – £8,000).

The Group uses some other sundry services provided by members of the Virgin Group. These are transacted on an arm's length basis under normal commercial terms.

28. Ultimate parent undertaking and controlling party
At 31 March 2005 the immediate parent was Bluebottle Investments (UK) Limited. The ultimate parent is Virgin Group Investments Limited (VGIL), whose principal shareholders are certain trusts, none of which has a controlling interest in VGIL. The principal beneficiaries of those trusts are Sir Richard Branson and/or members of his immediate family. VGIL is incorporated in the British Virgin Islands. Due to various shareholder agreements the directors have control of the day to day operations of the Group. The smallest group of which the Company is a member and for which group accounts are drawn up is that of Bluebottle Investments (UK) Limited. The largest group of which the Company is a member and for which group accounts are drawn up is that of Virgin Holdings Limited. Both Bluebottle Investments (UK) Limited and Virgin Holdings Limited are incorporated in Great Britain and registered in England and Wales. The accounts of these companies are available to the public and may be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ.

CAUTIONARY STATEMENT

REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements with respect to the Group's financial condition, results of operations and businesses and certain of the Group's plans and objectives. In particular, such forward-looking statements include, but are not limited to, the following:

- statements with respect to the Group's financial projections and estimates and their underlying assumptions;
- statements regarding plans, objectives and expectations relating to future operations, products and services;
- statements with respect to growth in customers and usage; future performance, including turnover, average revenue per user, cash flows, costs, capital expenditures and improvements in margin, non-voice services, contract customers and their revenue contribution;
- statements regarding the Group's dividend policy;
- statements regarding the potential impact of regulatory actions on the Group's financial condition and operations;
- statements regarding general industry and macroeconomic growth rates and trends and the Group's performance relative to them; and
- statements regarding the Group's future performance.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "assumes", "aims", "seeks", "will", "could", "may", "should", "expects", "believes", "intends", "plans", "goals", or "targets" or the negative thereof or other variations thereon or comparable terminology. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

- slower customer growth or reduced customer retention;
- changes in economic or other conditions that would adversely affect the level of demand for mobile services in the UK;
- greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services;
- the possibility that the Group's technologies will not perform according to expectations;
- future revenue contributions of both voice and non-voice services (including multimedia services) offered by the Group;

- lower than expected impact of new or existing products, services or technologies on the Group's future revenues, cost structure and capital expenditure outlays;
- the possibility that new marketing or advertising campaigns or efforts are not an effective expenditure;
- the possibility that the Group's entry into the contract market will not be successful;
- loss of suppliers or distributors or disruption of supply or distribution chains or the slowdown of the expansion of our distribution network;
- the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable handsets, network equipment and other key products from suppliers; and
- the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry.

When reviewing forward-looking statements contained in this document, you should carefully consider the foregoing factors as well as other uncertainties and events and their potential impact on our operations and businesses.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under "Risk Factors" on page 36. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither the Company nor any of its affiliates intends to update these forward-looking statements whether as a result of new information, future events or otherwise.

The information on our website, or any website directly or indirectly linked to our or any other website mentioned in this document is not incorporated by reference into this document and you should not rely on it.

GLOSSARY

Active customer
Customers who have made an outbound call or text within the last 90 days.

ARPU
Average Revenue Per User. Calculated on a twelve month basis.

ASP
Application Service Provider. A third-party entity which allows companies to outsource aspects of their information technology requirements by managing software-based services from a central data centre.

Average cost per customer
Average operating costs before depreciation per customer per month.

Board
means the Board of directors of Virgin Mobile Holdings (UK) plc

Broadband
High-speed connectivity which permits fast transmission of multimedia content.

Capex
Book value of capital expenditures.

CR
Corporate Responsibility. The combination of social and environmental factors which a major company must take into account as part of its broader role in the community.

CRM
Customer Relationship Management. A central database system or set of systems enabling a company to manage, analyse and utilise customer data.

Combined Code
July 2003 FRC Combined Code on Corporate Governance

Company
means Virgin Mobile Holdings (UK) plc

DSOP
Discretionary Share Option Plan.

EBITDA
Earnings before interest, tax, depreciation and amortisation.

F2M
Fixed to Mobile

Free cash flow
Cash flow from operating activities minus cash flow from investing activities.

Free cash flow margin
Free cash flow and revenues

Group
means Virgin Mobile Holdings (UK) plc and its subsidiaries

GSM
Global System for Mobile Communication. The most widely-used set of mobile telecom standards in Europe. GSM falls into the category of second generation (2G) mobile services.

HSDPA
High Speed Downlink Packet Access. Enhanced 3G network.

IPO
Initial Public Offering. The sale of shares in a previously privately-owned company and their listing on a stock exchange.

LIBOR
London InterBank Offered Rate. The most widely-used benchmark for short-term interest rates.

Like-for-like free cash flow margin
Operating free cash flow as a percentage of revenues, excluding pre-IPO bonus cash flow of £23.5million.

Like-for-like operating costs
Administrative expenses excluding depreciation, plc-related costs and exceptional items.

MICAF
Mobile Industry Crime Action Unit. An industry body established to share information between mobile operators in the fight against crime and fraud.

MMS
Multimedia Messaging Service. Allows the user to send messages comprising a combination of text, sounds, images and video.

MSC
Marketing Support Contribution. Means a monthly amount, based upon the number of VMTL's customers, which was payable to VMTL by T-Mobile under the former telecommunications supply agreement and which VMTL recognise as turnover

MVNO
Mobile Virtual Network Operators. Companies which, like Virgin Mobile, offer mobile telecommunications services but do not operate the network underlying those services. Virgin Mobile was the UK's first MVNO.

Net free cash flow
Free cash flow minus proceeds from intra-group financial investments.

Net free cash flow margin
Net free cash flow and revenues.

Ofcom
The independent regulatory authority for the UK's communications industries, covering television, radio, telecommunications and wireless communications services.

Operating free cash flow
EBITDA add/less change in working capital less capital expenditure.

Opex
Operating Expenditure (total operating costs).

Otelo
The Telecommunications Ombudsman. An independent body set up to help customers resolve service problems. Virgin Mobile is a founding member.

Packet
In data transmission, a sequence of data that is transmitted and switched as a whole.

Plc-related
Incremental costs occurring in the past year related to becoming a publicly listed company, including £1 million employee share option scheme.

PSP
Performance Share Plan.

SAC
Subscriber Acquisition Costs. Calculated by subtracting the revenue received from the sale of handsets and other related products in the relevant period from the total cost of such handsets and other related products (including SIM and packaging costs). This amount is added to direct commissions paid to distribution channels in the relevant period.

SIM
Subscriber Identity Module, known as a SIM card. A small printed circuit board inserted in a mobile phone which controls the personal identification number of the subscriber, the network to which the subscriber belongs, security information and memory for a personal directory of numbers.

SIP
Share Incentive Plan.

SMS
Short Messaging Service. Allows users to send short text messages to other mobile phones.

SRI
Socially Responsible Investment. Term given to the policy of some investment funds not to invest in companies which fail to demonstrate a practical commitment to high ethical standards in their business conduct.

TSA
Telecommunications supply agreement between VMTL and T-Mobile dated 29 January 2004

UMTS
Universal Mobile Telecommunications System – GSM-based 3G (Third Generation) technology.

Underlying
With the exception of underlying EPS, underlying comparitives exclude the impact of the 33.4% Ofcom termination rate cuts occurring in September 2004, to reflect the underlying growth of the business.

Underlying EPS
Based on the results before exceptional items and a normalised tax charge based on our effective tax rate of 30% of pre-tax profits.

WAP
Wireless Application Protocol. A technical standard allowing text-only versions of web pages to be viewed on a mobile phone or other wireless device.

WLAN
Wireless Local Area Network. A wireless LAN is one in which a mobile user can connect to a local area network through a wireless (radio) connection.

VMTL
Virgin Mobile Telecoms Limited.

CORPORATE INFORMATION

Advisors

Corporate brokers
JP Morgan Cazenove
20 Moorgate
London
EC2R 6DA

Investec Bank (UK) Limited
2 Gresham Street
London
EC2V 7QP

Solicitors
Allen & Overy LLP
One New Change
London
EC4M 9QQ

Financial Advisers
Morgan Stanley & Co.
International Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

Auditors & Reporting Accountants
Deloitte & Touche LLP
Hill House
1 Little New Street
London
EC4A 3TR

Principal Bankers
Lloyds TSB Bank plc
25 Gresham Street
London
EC2V 7HN

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

SHARE INFORMATION

Shareholder information
as at 31 March 2005

Shareholdings range	Shareholders Number	Shareholders %	Shareholding Number	Shareholding %
1–1,000	224	43.8%	86,603	0.03%
1,001–5,000	88	17.2%	206,947	0.08%
5,001–10,000	36	7.0%	259,214	0.10%
10,001–50,000	53	10.4%	1,233,718	0.49%
50,001–100,000	23	4.5%	1,616,358	0.64%
100,001–500,000	59	11.5%	13,998,482	5.53%
Over 500,000	29	5.7%	235,534,626	93.12%
	512	100%	252,935,948	100%

Share capital structure
as at 31 March 2005

	%
Bluebottle Investments (UK) Ltd	72.84
Fidelity Management & Research Co	5.63
Morley Fund Management Ltd	4.19
Aberforth Partners	2.73
Threadneedle Asset Management Ltd	2.10
Legal & General Investment Management Ltd	1.02
JPMorgan Fleming Asset Management	1.00
Barclays Capital Securities Limited	0.94
F & C Asset Management Plc	0.89
Standard Life Investments Ltd	0.84
SG Asset Management	0.66
Other shareholders	7.16
Total	100.00

Share information

Trading symbol	**VMOB**
Country of register	**United Kingdom**
Market	**FTSE 250**
SEDOL	**B01S4S8**
Registrar	**Lloyds TSB Registrars**

INDEX

CONTACTS

The cornerstone of Virgin Mobile investor relations is consistent, open and prompt disclosure of all relevant information pertaining to our business. We seek an open dialogue with all our stakeholders, and encourage you to contact us directly.

Registered Office
Virgin Mobile Holdings (UK) plc
Willow Grove House
Windsor Road
White Horse Business Park
Trowbridge
Wiltshire
BA14 0TQ

www.virginmobile.com

Registered in England and Wales.
Reg. No. 3741555.
VAT No. 740 3958 28

Company Secretary
Paul Cowlishaw
Legal Director and
Company Secretary
Virgin Mobile Holdings (UK) plc
Willow Grove House
Windsor Road
White Horse Business Park
Trowbridge
Wiltshire
BA14 0TQ

+44 (0)1225 895555
company.secretary@virginmobile.com

Investors/Analysts
Mike Thomas
Head of Corporate Finance
and Investor Relations

Investors enquiries
+44 (0)7941 045738 or
+44 (0)20 7484 4300
ir@virginmobile.com

Press
Steven Day
Director of Corporate Affairs

Corporate Responsibility/ Media/General enquiries
+44 (0)7931 777777
+44 (0)20 7484 4300
press.office@virginmobile.com

Alison Bonny
Head of Public Relations

Media enquiries
+44 (0)7802 430276
+44 (0)20 7484 4300
press.office@virginmobile.com

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Virgin Mobile Holdings (UK) plc
Willow Grove House
Windsor Road
White Horse Business Park
Trowbridge
Wiltshire
BA14 0TQ

www.virginmobile.com